
11008394

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of DECEMBER 2011

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 01/12/2011

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations 2011 Exploration Program, Coulon Project, Québec, Virginia Mines Inc. November 2011

Prepared by: Mathieu Savard, B.Sc., P. Geo., Virginia Mines Inc. and Louis GrenierB.Sc., P.Geo. Virginia Mines Inc.

8 paper copies

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
2011 Exploration Program, Coulon Project, Québec

MINES VIRGINIA INC.
November 2011

VOLUME 1 OF 2

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Mines Virginia Inc.

and

Louis Grenier, B.Sc., P.Geo
Geologist
Mines Virginia Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF FIGURES (Item 25)

LIST OF SECTIONS
(Note that all sections are at 1:2000 scale and are available in section 25 of this report)

LIST OF TABLES

LIST OF APPENDICES

LIST OF PICTURES

ITEM 3 SUMMARY

At the end of 2008, exploration work was considerably reduced on the Coulon project due to the world financial and economical crisis and the subsequent decrease of base metal prices. In 2009 and 2010, no activities were performed on the Coulon Project due to that unfavourable context. However, in 2009 P&E Mining Consultants Inc. released a resource calculation in accordance with the standards required by the NI 43-101providing a resource estimate for the Au, Ag, Cu, Pb and Zn mineralization present on the Coulon project relying on the 104 397 meters drilled on the project from 2004 to 2008. It revealed an indicated resource of **3 675 000 mT of 1.27% Cu, 3.61% Zn, 0.40% Pb, 0.25 g/t Au & 37.2 g/t Ag** and an inferred resource of **10 058 000 mT of 1.33% Cu, 3.92% Zn, 0.19% Pb, 0.18 g/t Au & 34.5 g/t Ag.**

Looking forward to increase the resources on the Coulon project, an exploration program was undertaken in winter 2011. A total of 7991.8 meters of drilling were completed, while 12 kilometers of ground infinitem were realized and 12 drillholes were surveyed using borehole infinitem. A gravimetric test survey was also performed over known lenses with a total of 263 stations read.

Most importantly, the winter 2011 program allowed the discovery of a new massive sulphide lens, named lens 223 and located underneath the well-known lens 16-17. Drillhole CN-11-223 returned values of **3.88% Zn, 0.70% Cu, 0.51% Pb and 75.09 g/t Ag over 44.00 meters** including **12.15 meters returning values of 7.32% Zn, 0.88% Cu, 0.78% Pb and 85.14 g/t Ag.** This intersection is located at vertical depth of 350 meters and is 250 meters underneath lens 16-17 along the same stratigraphic horizon. Lens 223 is still open at depth and towards south. Lens 223 is believed to represent the faulted extension of lens 16-17.

Drilling performed on lens 201 allowed its extension at depth to the south with drillhole CN-11-225 returning values of 5.21% Zn, 1.18% Cu and 35.14 g/t Ag over 6.15 meters. However, additional drilling towards south at depth slightly constrained its extension. Regional drillholes performed during this campaign failed to outline significant mineralization but helped to refine the geological model of the project.

In a near future, additional drilling is recommended over lens 223 at depth and towards south. Follow-up of stratigraphic drillhole CN-11-229 is also required. Other lenses such as Spirit should also be drilled more intensively.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Following a few years of inactivity on the Coulon Project, Virginia Mines pursued its exploration program during 2011, the objective of which was to extend the known massive sulphides lenses 43, 16-17 and 201 and to discover new massive sulphide lenses by drilling regional targets (figure 3). A total of 7991.8 meters of drilling were performed from January through May 2011. During that same period, ground infinitem surveys were realized over 12 linear kilometres within two loops. A gravimetric test survey (263 stations) was also undertaken over known lenses.

This report provides the status of current technical geological information relevant to Virginia Mines' last drilling program on the Coulon project in Québec. It has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

Co-author Mathieu Savard, geologist with a B.Sc. in Geology and Virginia's Senior Project Geologist, oversees the Coulon project and supervises all fieldwork conducted by Virginia Mines with Vice-President exploration Paul Archer. Co-author Louis Grenier, geologist with a degree in Geology and project geologist for Virginia Mines was responsible for the completion of the drill logs and also supervised drilling operations.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Coulon JV project is located 15 km NNW of the Fontanges airport operated by Hydro-Québec (Fig. 1). This report describes the work done on 650 claims owned at 100% by Virginia Mines at Coulon (Fig. 4) covering a total of 323 km². The list of claims is available in appendix 2. The camp coordinates and maps covered by the project are:

Latitude:	54°39' North
Longitude:	-71°13' West
SNRC:	23 L/05, 06, 11, 12, 13, 14 and M/03 and 04
UTM zone:	19 (nad27)
NTS:	356290 E
	6057960 N

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Coulon camp is located 15 kilometers north of the Fontanges airport (Baie James) and is accessible by all-season gravel roads. To access the camp, vehicles follow the directions to the LA-2 dam (Chaumont road) from the Trans-Taiga road. The camp is located 10 kilometers north of the Laforge-2 power station in a sand pit. All gravel roads are privately owned by Hydro-Québec and their maintenance is the responsibility of Les Services Naskapi Enr.

The main lenses 08, 9-25 and 44 are located 16 kilometers NNW of the Coulon Camp, 22 kilometers directly to the North of the Laforge-2 power station and 27 kilometers to the North of the Fontanges Airport. An Astar BA (Canadian Helicopters) was used for crew transportation while a winter trail is used for material transportation. All equipment, including fuel and supplies, were carried directly to the campsite by truck from Chibougamau or the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is the nearest facility for aerial transportation.

The landscape of the study area is relatively uneven with altitude ranging from 420 to 580 meters. The hydrographic system includes many large lakes but no major rivers at the 1: 250 000 scale. Vegetation is typical of taiga including areas covered by forest and others, typically at the top of hills, devoid of trees.

ITEM 8 HISTORY

8.1. Property ownership

Since the first volcanogenic massive sulphide discovery on the Coulon property in 2003, a considerable amount of work was completed by Virginia and partner Noranda/Falconbridge until the end of 2005 when Noranda-Falconbridge abandoned the option to acquire a 50% interest in the Coulon Property. In May of 2006, Virginia signed a new partnership with Breakwater Resources whereby Breakwater had the option to acquire a 50% interest in the Coulon property in exchange for payments totalling CA$ 180,000 and spending $7.5 million in exploration work over a period of 9 years. Breakwater Resources fulfilled the option and acquired 50% of the Coulon JV property 18 month later. However, in December 2008, following the economic and financial world crisis, Breakwater Resources sold its 50% undivided interest in the Coulon JV project in exchange for the issuance of 1 666 666 shares of Virginia Mines to Breakwater. Virginia Mines thus became the sole owner of the Coulon JV property. That agreement was concluded on December 12th 2008. The Coulon JV project is now 100% owned by Virginia Mines Inc.

8.2. Previous work

Table 1 summarises all the work performed in the area of the project to-date.

Table 1: *Summary of previous work in the Coulon JV project area*

Geological Survey of Canada (1961-63)
- Reconnaissance mapping at a scale of 1: 1 000 000 by Stevenson
Geological Survey of Canada (1966)
- Mapping programs in the areas of Caniapiscau and Fort George Rivers
SDBJ and SERU joint venture (1977)
- Exploration campaign for uranium, partially in 23L (Lac Neret project)

Geological Survey of Canada (1980s)

- Aeromagnetic survey of the Ungava peninsula

Geological Survey of Canada (1989 to 1992)

- Mapping of a transect of the Ungava peninsula by Percival et al;

  Identification of the Goudalie Domain and of the Vizien greenstone belt

Ministry of Natural Resources of Québec (1997)

- Lake sediments geochemical survey of the Ungava peninsula

Ministry of Natural Resources of Québec (1998)

- Geological mapping of the NTS sheet 23M, at a scale of 1: 250 000 (Gosselin and Simard, 2001)

BHP Billiton (1998)

- Regional till sampling program including one line transecting the Coulon belt in a NW-SE direction.

Virginia Gold Mines (1998-2003)

- Several exploration campaigns in the sheet 23M including geological, prospecting and geophysical surveys and drilling campaigns in joint venture with BHP Billiton

Ministry of Natural Resources of Québec (1999)

- Geological mapping of the NTS sheet 23L, at a scale of 1: 250 000 (Thériault and Chevé, 2001)

Virginia Gold Mines (2000)

Fall

- Reconnaissance mapping in between Gayot and Caniapiscau (sheets 23L/06, 23L/11 and 23L/14)
- Reconnaissance mapping in the Coulon and Pitaval belts area (sheets 23M and 33P)

Virginia Gold Mines (2003)

Summer

- Reconnaissance mapping in the Coulon belt leading to the discovery of Dom showing

Fall

- Helicopter-borne Em-Mag VersaTEM surveys by Geophysics GPR Inc. over the Coulon Property

Virginia Gold Mines (2004)

Winter

- Grid cutting in the Dom showing area (126 linear km)
- Max-Min and magnetic surveys over Dom area (TMC Geophysics)
- Diamond drilling campaign on Dom and Dom Nord (Savard et al., 2004) **(2400 meters)**
- Borehole pulse EM (Crone system) in holes CN04-04, 06, 07, 08, 09, 10 and 12

Summer
- Regional reconnaissance mapping over the entire property (Huot et al., 2004)
- Trenching on DOM and DOM Nord (21 trenches, Huot et al., 2004)
- Geophysical surveys (borehole EM, deep EM, done by TMC Geophysics)
- Diamond drilling campaign on DOM and DOM Nord (Huot et al., 2004) **(2384 meters)**

Virginia Gold Mines (2005)
- Diamond drilling campaign (Chapdelaine et al, 2005) **(3360 meters)**
- Geophysical surveys (borehole EM, Deep EM, Max-Min and Magnetic surveys done by TMC Geophysics)
- Trenching on regional targets

Virginia Gold Mines (2006)
-Diamond drilling campaign (Savard et al. 2006) **(2586 meters)**
-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)
-Prospecting and Mapping.
-Helicopter-borne EM-Mosquito and Magnetic Survey (Prospectair)

Virginia Gold Mines (2007)
-Diamond drilling campaign (Savard et al. 2007) **(40 204 meters)**
-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)
-Prospecting and Mapping.
-Helicopter-borne Vtem and Magnetic Survey (Geotech).

Virginia Gold Mines (2008)
-Diamond drilling campaign (Savard et al. 2009) **(52 557 meters)**
-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)
-Prospecting and Mapping

P&E Mining Consultants Inc. for Virginia Mines (2009)
-Resources Calculation of Coulon Project.

ITEM 9 GEOLOGICAL SETTING

9.1 Regional Geology

The Coulon JV project area lies at the junction of four lithotectonic domains, namely the Archean subprovinces of La Grande, Ashuanipi, Minto (and its Goudalie Domain) and Bienville. The region is part of the Goudalie-La Grande Assemblage. The area is dominated by tonalite and granite hosting several Archean greenstone belts of kilometric to deca-kilometric scale (ex. Venus, Charras, Marylin, Pitaval, and Coulon). Most of these belts are composed mainly of basalts and felsic tuffs but ultramafic flows and intrusives are also present and are particularly abundant in the Venus, Marilyn, and Charras belts.

According to Gosselin and Simard (2001), the Vaujours Fault, mapped across the Coulon belt, marks the limit between the Goudalie-La Grande Assemblage and the Ashuanipi Subprovince. A reverse movement in a SE direction is inferred for this fault. However, rocks characteristic of the Goudalie-La Grande Assemblage have also been mapped on the southeastern side of this fault, which militates against, at least in this area, the existence of a sharp lithotectonic structural break across this fault. This regional limit is probably delineated by the late monzonitic and granodioritic intrusions of the Gamart Suite oriented in a NNE-SSW direction (Huot et al, 2004).

For more complete descriptions of the regional geology, the reader is referred to studies by Gosselin and Simard (2001) and Thériault and Chevé (2001), which deal with sheets 23M (Lac Gayot) and 23L (Lac Hurault), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below. In addition to these assemblages, the Maurel Suite granodiorite and the Tramont Suite granite and pegmatite were commonly encountered. Proterozoic diabase dykes are noticeably absent.

9.1.1 Brésolles Suite

Well-foliated tonalitic gneiss of the Brésolles Suite is abundant in the region. This lithology is considered as the basement upon which supracrustal rocks were deposited. The Brésolles Suite is particularly abundant NW of the Coulon belt in sheet 23M and west of supracrustal rocks in the sheet 23L. In the latter sheet, foliated tonalite of the Brésolles Suite forms pluri-kilometric slivers enclosed in less-deformed tonalitic intrusions of the Favard Suite. A calc-alkaline affinity is assigned to the Brésolles Suite and its origin may be linked to an island-arc setting.

9.1.2 Gayot Complex

The Gayot Complex is composed mainly of metabasalt with lesser amounts of metasediment, pyroclastites and iron formation. Minor metre-size rhyolitic lava horizons are also present. In the Lac Hurault area (23L), two of these metabasaltic units have been identified and are considered to be the southern extensions of the Pitaval and Coulon belts. Both units are metamorphosed to the amphibolite facies, with only local upper greenschist facies mineral parageneses being present. In the study area, mineral assemblages suggest a metamorphic overprint up to the granulite facies. Primary textures such as amygdules and pillows are only rarely preserved. Metabasalts may be derived from the metamorphism of island arc tholeiites to weakly calc-alkaline basalts. An ocean floor origin is also likely but this may conflict with the emplacement of penecontemporaneous explosive felsic volcanic products. Dacitic to rhyolitic tuffs and andesites in this complex are clearly calc-alkaline, typical of an arc setting. A tholeiitic affinity is inferred for ultramafic rocks. This complex is dominant in the northern portion of the Coulon belt but is volumetrically less important in the southern half. Mafic rocks mapped in the region of Dom showings may be part of the Gayot Complex.

9.1.3. Aubert Formation

The Aubert Formation stretches in a N-S direction from Fontanges airport up to the Vaujours Fault. It includes polygenic conglomerates and biotite-hornblende paragneisses in the Lac Gayot region. In sheet 23L, the existence of granodioritic to tonalitic leucosomes (up to 25% by volume) in paragneiss are strong evidence that migmatization occurred. Thériault and Chevé (2001) also described a third unit made up of paragneiss characterized by sillimanite, cordierite, biotite and muscovite. Sillimanite porphyroblasts are locally present in this unit. Andalusite is also reported in Gosselin and Simard (2001). This porphyroblastic unit is much less extensive than the biotite-hornblende paragneiss. The exact protolith to these rocks has yet to be determined. They may correspond to sediments or felsic tuffs/lavas.

According to Gosselin and Simard (2001) the polygenic conglomerates, made up of fragments of amphibolitized metabasalt, crystal tuff, tonalitic gneiss and iron formation, lie on top of the Gayot Complex and Brésolles Suite. Conglomerates could have been formed by the disruption of the volcanic sequence and tonalitic basement.

9.2. Local Geology

The Main Grid sector corresponds to the region which has been the most intensively worked since the beginning of the project. It includes five known Zn-Cu-Pb-Ag lenses, namely lenses 16-17, 08, 9-25, 43 and 44.

Dominant lithologies in the Main Grid sector include mafic to intermediate orthogneiss, sillimanite-bearing quartzo-feldspathic gneiss and paragneiss. Altered rocks, semi-massive to massive sulphide horizons and exhalites are less common but obviously are of major interest. Protoliths are difficult to assess because of the metamorphic overprint that reaches the granulite facies. Local partial melting also occurred in the volcano-sedimentary pile. The descriptions below include the proposed protoliths for each metamorphic rock, based on our present level of understanding. The following descriptions of the lithologies encountered on the main grid are derived from Huot's 2004 report. These descriptions are still considered to be accurate even if lithogeochemical work (section 20) defined additional lithologies since these units could not be discriminated based on texture or macroscopic description on the field.

Rhyolites (±rhyodacites)

Grey to pinkish fine-grained felsic orthogneiss is interpreted to be metamorphosed lava flows. Whole-rock chemistry reflects a generally rhyolitic composition (SiO_2>73%) with only the occasional rhyodacite. This type of rock includes abundant quartz and plagioclase with common biotite and muscovite crystals aligned along weak to strong foliation planes. The occurrence of potassic feldspar imparts a pinkish colour to the fresh rock surface. Minor felsic schists are present as well. Local in-situ brecciation, with calcite and chlorite in the matrix, occurs in CN-04-24 and CN-04-25. The sillimanite-bearing felsic gneiss is interlayered with rhyolitic protoliths suggesting the sequence represents the build-up of volcanic and volcaniclastic layers. Savard et al. (2004) suggested that the Dom zone rhyolite has a transitional affinity, which is consistent with a volcanic arc setting.

Felsic volcaniclastics

Sillimanite-bearing gneiss is common in the main grid area. This type of gneiss resembles those resulting from the metamorphism of rhyolite and sedimentary rocks in terms of major mineral phases. It contains abundant quartz and plagioclase with common biotite and muscovite. The gneiss is composed of more than 73% SiO_2. The sillimanite-bearing porphyroblastic gneissic rocks have a volcaniclastic origin. Fragments were observed on surface and in drillcore. When sillimanite is present solely as the elongated fibrolite variety, this facies is considered to be a fine-grained tuff. Fibrolite is also found as rounded and elongated aggregates intergrown with quartz and/or muscovite. These glomeroporphyroblasts, locally reaching up to 6 cm, represent intensely altered fragments metamorphosed to the granulite facies. We propose these porphyroblastic sillimanite gneisses were lapilli tuffs. Rare prismatic crystals of sillimanite have been observed microscopically in a specimen of hydrothermally altered rock. We consider this lithology to be the main host rock to the magnesium-rich altered rocks.

Basalts and andesites

Medium- to dark-green orthogneiss is another abundant lithology in the vicinity of drill sites. These rocks are fine to medium-grained and include hornblende and plagioclase as the dominant phases. Hornblende is possibly partially replaced by actinolite or actinolitic hornblende since amphiboles have a greenish rather than a black colour. Some intervals are characterized by hornblende porphyroblasts, which may reach up to 5 mm and 25 % by volume in undeformed facies. These large hornblendes recrystallized during the metamorphic overprint but they may have a magmatic origin. Other minerals, which are not ubiquitously found, include quartz, biotite and magnetite. This latter phase is finely distributed and may also occur as blebs as wide as 6 millimeters. A summary examination of the geochemical results, compared with the description of each sample, tends to show that the non-porphyritic variety containing biotite, quartz and magnetite has an intermediate composition. It is dominantly present in the western part of Dom zone. Other facies have a more mafic composition. Sulphides are rare and, when present, are found as disseminations. They include pyrite, pyrrhotite and chalcopyrite.

Savard et al. (2004) described these green rocks as diorites but indicated that some occurrences may have had a volcanic origin. Huot et al (2004) suggest that they represent basalts and andesites interlayered with other lithologies in the volcanic sequence. Only minor occurrences are now interpreted as diorite and gabbro. High-grade metamorphic overprint and deformation obliterated all original magmatic features. Deformation features are common and range from a weak foliation to highly stretched ultramylonites.

The content in major and minor elements suggests that the orthogneiss occurring in the westernmost portion of lens 08 has an intermediate composition (eg. SiO_2 = 53.7-57.0%).

Arenites and wackes

Thick quartzo-feldspathic gneiss has been crosscut in several holes and locally described at surface. Protoliths are considered to be either arenite or wacke depending on the biotite content which may reach more than 50%. Based on our interpretation of the protoliths, these rocks do not contain sillimanite. They may contain some acicular amphiboles (tremolite or anthophyllite) and magnetite. These accessory acicular amphiboles and magnetite, commonly associated with pale grey, quartz-rich and biotite-poor portions of paragneiss, could be indicative of a weak alteration overprint. SiO_2 content of this unit ranges from 59.0-65.0%.

The major occurrence of this lithology is an essential part of the central intermediate-mafic unit. It appears that these sediments are intercalated with thin basaltic flows.

Alteration zones

Drilling, trenching and mapping at surface have outlined a type of lithology characterized by medium- to coarse-grained minerals such as magnesium-rich amphiboles (anthophyllite, cummingtonite and tremolite), chlorite, andalusite, garnet, orthopyroxene and quartz. Kyanite and diopside may be present as accessory phases as well. Chloritoid and pyrophyllite, more typical of mineral assemblages crystallized under greenschist facies conditions, are not found as expected. This massive unit commonly contains disseminated to net-textured sulphides (up to 20-25%). Among them, pyrite and pyrrhotite are the most common but chalcopyrite and sphalerite may reach significant percentages. This mineral assemblage is reminiscent of an hydrothermal alteration pipe underlying volcanogenic massive sulphides that was metamorphosed to high-grade facies. These altered rocks are found adjacent to lenses 16-17, 08, 09-25, 43, 44 and 201. The magnesium content of rocks in the alteration zones is typically higher than 10%. The Spirit showing alteration zone and the alteration zone on the Ishikawa grid (drillholes CN-07-081) are characterized by the presence of silicified zones that are associated with a high content in garnet and sillimanite that also present disseminated sulphides.

Exhalites

Several occurrences of exhalites are described in drillholes, trenches and outcrops. These lithologies are characterized by their sulphide and quartz abundances and their laminated aspect. The thickness of individual layer ranges from the millimetre to centimetre-scale. The most common type of sulphide is pyrite. Pyrrhotite is also present but chalcopyrite, sphalerite and galena never form significant quantities. Besides quartz, plagioclase and biotite are also present as silicate phases. When the content of sulphides is low, exhalites resemble wackes or arenites depending on their biotite abundance.

Exhalative horizons are either found adjacent to lenses of massive sulphides and/or anthophyllite-rich altered rocks or intercalated with basalts and sediments without any significant economic grade. They may correspond to distal deposits related to Cu-Zn lenses that are still untested at depth. A good example of this type of lithology was observed in drillhole CN-07-070 where a massive sulphide intersection consisting almost solely of pyrite and pyrrhotite occurs 60 meters above a strongly mineralized intersection. Another example of this type of lithology was noted within drillhole CN-07-081 where 3-4 meters of massive sulphides were intersected. This interval consists of pyrite and pyrrhotite and is interpreted to be an exhalite.

Lenses of semi-massive to massive sulphides

Seven (7) significantly mineralized lenses are reported in the Main Grid Sector. They include lenses 16-17, 08, 09-25 43, 44, Spirit, 201 and 223 (newly discovered). Mineralized zones contain semi-massive to massive sulphides and gangue minerals such as anthophyllite, quartz and other minerals commonly found in hydrothermally altered rocks. Sulphides include pyrrhotite and pyrite with significant sphalerite, chalcopyrite and galena. The abundance of each sulphide varies relative to others across mineralized horizons suggesting internal zoning. For example, some mineralized intervals are formed by quasi-massive sphalerite. The general idioblastic aspect of pyrite crystals shows evidence of recrystallization. Pyrrhotite occurs as either a coarse-grained phase usually containing pyrite crystals or as fine grains. Sphalerite has a semi-translucid reddish-brown colour and a recrystallized aspect. Chalcopyrite seems to be a late recrystallizing phase as it is found in an interstitial position with respect to pyrite, pyrrhotite and sphalerite. Some samples show chalcopyrite rimming idioblastic crystals of pyrite. Galena, the least common of the major sulphides, is also a late recrystallizing mineral. It occurs interstitial to all other four sulphides. Magnetite is also observed locally within massive sulphide zones.

Other lithologies (migmatites and pegmatites)

Most of the rock units on the property have been metamorphosed to temperatures high enough to initiate partial melting in the volcano-sedimentary package. Some areas are notable for their abundant migmatites and diatexites in which restites of paragneiss and orthogneiss can be identified. Rocks in the main grid area escaped this extreme partial melting despite mineralogical evidence that they were metamorphosed to the upper amphibolite facies. Such evidence includes the presence of sillimanite, and that of orthopyroxene crystallized after anthophyllite. Leucosomes in felsic gneiss indicate local partial melting. This melting is particularly evident in CN04-25 in which a coarse-grained tonalitic rock that crosscuts the massive sulphide lens contains sulphides (including chalcopyrite) interstitial to quartz and plagioclase. Granoblastic recrystallisation of felsic and mafic gneisses, which tends to increase grain size, is common.

White to pink pegmatites are common throughout the stratigraphic package. They are ubiquitously massive and crosscut all types of rocks. Accessory sulphides are locally present in pegmatites that crosscut mineralized horizons.

Thin mafic sills were intersected locally in the vicinity of the lens 08 and 9-25 but their irregular and local distribution makes them difficult to interpret.

Several drillholes showed that the volcano-sedimentary packages in the Ishikawa and the Spirit grid are strongly affected by partial melting. Between 5 and 25% leucosomes are observed in the rocks from these areas.

ITEM 10 DEPOSIT TYPE

The overall context of the Coulon JV project is comparable with that of a VMS-type setting and presents a very good potential for new base metal discoveries along the 20 kilometre strike length of favourable stratigraphy. Known iron formation occurrences are also prospective for gold.

Exploration work done since 2003 by Virginia Mines in the area has been successful in finding several highly mineralized samples typical of VMS-related deposits. Prospecting and mapping on the main grid area identified the mineralization style and the main lithologies, and confirmed that the geological context and the metamorphic grade and the alteration are similar to those of economic VMS deposits such as Geco in Ontario, Canada and Pyhasalmi in Finland. Drilling has revealed the presence of economic Zn-Cu-Pb-Ag grades that extend the favorable VMS stratigraphy over a strike length of 20 kilometers.

Besides traditional prospecting, Infinitem, mag and max-min geophysical surveys also proved to be excellent tools to outline the VMS-related deposits since massive sulphide lenses are associated with significant geophysical anomalies (conductor or high magnetic anomaly) hosted by non-conductive and non-magnetic rocks.

ITEM 11 MINERALIZATION

This section describes mineralized zones encountered in 2011 during drilling operations. New mineralized zones and extensions identified during drilling are presented on sections attached to this report and the results are presented in section 13. Refer to appendix 1 for the listing of all abbreviations used in the description of rocks. All assays certificates are included in appendix 3.

11.1 Lens 201

Drilling performed on lens 201 allowed its extension at depth to the south with drillhole CN-11-225 returning values of **5.21% Zn, 1.18% Cu and 35.14 g/t Ag over 6.15 meters**. The mineralization is composed of pyrrhotite (5-70%), sphalerite (3-15%), pyrite (tr-10%), chalcopyrite (tr-10%) and galena (tr-1%). Mineralization varies from disseminated to semi-massive to massive sulphides over that zone. Minerals such as amphiboles, chloritoids, carbonate and quartz constitute the gangue minerals in that mineralized zone. Subsequent drilling towards south at depth slightly constrained further extension of lens 201 in that direction. Lens 201 has however enough space to extend between drilling mesh which remains loose.

11.2 Lens 223

Drillhole CN-11-223 intersected mineralization from 403.00 to 444.00 meters that alternates from massive to semi-massive and disseminated sulphides. Sulphides are mostly dominated by the presence of pyrrhotite (5-40%), pyrite (5-15%), sphalerite (1-20%), chalcopyrite (tr-5%) and galena (tr-3%). Mineralization occurs as coarse grained and is hosted within alteration zone characterized by gangue minerals such as anthophyllite, quartz, biotite, kyanite, muscovite.

This new lens is located at a vertical depth of 350 meters and is located 250 meters underneath of lens 16-17 along the same stratigraphic horizon. Lens 223 is still open at depth and towards south. Lens 223 is believed to represent the faulted extension of lens 16-17.

No other significant intersection were produced during the winter 2011 drilling campaign.

ITEM 12 EXPLORATION WORK

In addition to drilling, 2011 activities included ground Infinitem (12.1 km) and borehole Infinitem (12 drillholes). Geophysical work was done in two phases from February through April 2011. Data from the Infinitem geophysical surveys (surface and borehole) was collected and interpreted by personnel from Abitibi Géophysique Inc. (Dubois, Juin 2011). A gravimetric test survey was performed by Abitibi Geophysique over the main lenses of the project during January and February (Chemam, Mars 2011). A total of 263 stations were read during that survey. Transportation during the different work phases was provided by an Astar 350 BA supplied by Canadian Helicopters Inc. from Radisson.

ITEM 13 DRILLING

The 2011 drilling campaign was undertaken by Chibougamau Diamond Drilling Ltd. from mid-January through the end of April of 2011. Drilling was completed using one conventional drill rig producing NQ core size and one helicopter-transportable rig that produced BQ core size. Drill logs were performed by trainee geologist Jean-François Boivin and by trainee geological engineers Pascal Simard both employees of Mines Virginia Inc. Geologists Mathieu Savard and Louis Grenier supervised the drillhole log entries and the drilling operations during the 2011 campaign. Technicians Éva-Roy Vigneault and Andre Pelletier performed the drillcore sampling and technical work such as collar surveying during the 2011 campaign. They were helped by Cree worker Raymond Duff Jr. from Chisabi. Marie-Pierre Savard and Catherine Tétreault were the cooks on the Coulon for the campaign.

During 2011, 17 holes were drilled for a total of 7 991.8 meters. Out of this total, one hole was drilled to test the south vertical extension of Lens 43 (695.5 meters). Two drillholes tested both the north and south extensions of that same lense (1481 meters). A total of two holes were drilled to test the vertical extension of lens 16-17 (992.7 meters). Five holes tested the vertical continuity of lens 201 (3015.6 meters). Three holes tested the regional infinitem anomalies (485 meters) and three holes tested the extension of the mineralization previously outlined in drillhole CN-07-055 (929 meters). Finally, one drillhole tested the south extension of the barren mineralization outlined in drillhole CN-07-081 (393 meters).

2011 drilling operations discovered a new massive sulphide lens dubbed lens 223. Borehole Infinitem geophysical surveys were also completed in 12 holes. Results of the borehole Infinitem are presented in the report from Abitibi Géophysique Inc. by Dubois, Juin 2011.

All the drillholes that were completed in 2011 are summarized in this section. In most cases, the apparent and true thicknesses of the mineralized intervals are listed. Also, the reader may also find the Specific Gravity (S.G.) in the results column that was obtained by Pycnometry on the sample pulps. The reader can also refer to drill log that described in details each drillhole in appendix 7.

Notice that true thickness measurement reported in table of drilling results were provided from section interpretation.

Table 2. General information of drillholes performed during winter 2011 drilling program.

Hole Name	Grid_E	Grid_N	UtmN_Nad83	UtmE_Nad83	Elevation	Azimuth	Dip	Length	Hole Type
CN-11-221	-76	200	6071969	351714	473.23	290	-70	695.5	NQ
CN-11-222	952	452	6072240	352716	557.46	88	-60	498	NQ
CN-11-223	932	375	6072162	352696	547.15	88	-58	494.7	NQ
CN-11-224	-1085	-2360	6069388	350733	465.6	105	-58	498.6	NQ
CN-11-225	-1175	-2375	6069373	350668	466.44	88	-58	567	NQ
CN-11-226	-1178	-2225	6069523	350640	467.34	87	-59	600	NQ
CN-11-227	-1182	-2150	6069598	350636	469.34	88	-57	609	NQ
CN-11-228	-736	79	6071849	351050	472.59	125	-55	728	NQ
CN-11-229	121	1108	6072878	351831	516.88	135	-57	753	NQ
CN-11-230	-647	-2430	6069318	351190	464.45	274	-69	741	NQ
CN-11-231	-5350	-300	6071315	346421	495.03	87	-55	475	BQ
CN-11-232	-5189	-375	6071240	346581	485.21	88	-52	204	BQ
CN-11-233	-5251	-200	6071415	346521	500.52	88	-52	250	BQ
CN-11-234	-4333	950	6072593	347389	466.6	232	-50	393	BQ
CN-11-235	-9586	59	6071574	342186	513.74	50	-48	175	BQ
CN-11-236	-9475	-76	6071439	342297	475.9	40	-48	135	BQ
CN-11-237	-9867	344	6071860	341905	515.03	70	-48	175	BQ
						Total		**7991.8**	

13.1 Lens 43

Drillhole CN-11-221

Drillhole CN-11-221 had for objective to intersect the SW extension of Lens 43-C at depth. It crosscut a few alteration zones during its course without however encountering significant mineralization. The first alteration zone encountered, from 371.10 to 381.40 meters, corresponds to the position of lens 43-S. It is located at the interface between felsic volcanic and andesite.

From 491.70 to 506.00 meters and from 571.00 to 594.55 meters, other alteration envelopes were intersected. They are characterized by the presence of magnesium-rich alteration and silicification first within the andesite and then within the felsic volcanic rocks. The zone from 576.50 to 594.55 meters contains 10% of pyrite, 5% of pyrrhotite and trace of chalcopyrite. The former zone corresponds to lens 43-C horizon. Finally, a last alteration zone, intersected from 611.50 to 625.00 meters within felsic volcanic rocks presents 1% of pyrite, 1% of pyrrhotite and trace of chalcopyrite. It should correspond to the stratigraphic position of lens 43-N. The drillhole ended at 695.00 meters. No significant results were returned from drillhole CN-11-221.

13.2 Lenses 16-17 & 223

Drillhole CN-11-222

The objective of drillhole CN-11-222 was to test the extension at depth of lens 16-17 as suggested by off-holes anomalies and sub-economic intersection from drillhole CN-08-170 (6.63% Zn; 0.14% Cu & 39.60 g/t Ag over 1.15 meters). It failed to intersect alteration and mineralization at the contact between felsic volcanic rocks and the andesite (contact intersected at 452.10 meters). A small metasomatic zone was intersected from 207.65 to 210.35 meters and contains 1-2% chalcopyrite and 1% pyrrhotite.. Drillhole was stopped at 498.00 meters. No significant results were returned from drillhole CN-11-221.

Drillhole CN-11-223

Drillhole CN-11-223 had the same objective than drillhole CN-11-222 but aimed the extension of lens 16-17 further to the south. Within felsic volcanic rocks, a significant alteration zone exposing several mineralized intervals was encountered. From 390.10 to 397.90 meters, an alteration zone containing locally up to 2% sphalerite, 2% pyrrhotite and trace of chalcopyrite was intersected. From 397.90 to 402.90 meters, the alteration increases its magnesium content as shown by the increasing anthophyllite occurrence (up to 20%). The latter also locally contains pyrrhotite, pyrite and chalcopyrite blebs.

From 403.00 to 410.10 meters, a massive sulphide horizon containing 70% sulphides composed of 40% pyrrhotite, 15% pyrite, 10% sphalerite, 3-5% chalcopyrite and 2% galena was intersected. Gangue minerals are composed of anthophyllite (20%) occurring as acicular crystals (2-5cm) and quartz. Then, from 417.60 à 428.10 meters, an alteration zone that contains semi-massive to disseminated sulphides was encountered. It contains 10-15% pyrrhotite, 5-10% pyrite, 1-5% sphalerite and tr-2% chalcopyrite. Anthophyllite (5-15%), quartz (tr-5%), kyanite (tr-10%) and muscovite (25%) constitute once again the gangue minerals.

From 410.10 to 417.60 meters, a semi-massive to disseminated sulphides horizon was intersected. It is composed of trace of galena, tr-2% chalcopyrite, 1-5% sphalerite, 5-10% pyrite and 10-15% pyrrhotite. Within that interval, a 30 centimetre thick massive sulphide band was also encountered.

Another horizon of massive sulphide containing tr-2% chalcopyrite, 1-3% galena, 5-15% pyrite, 35% pyrrhotite and 10-20% sphalerite was encountered from 428.10 to 438.45 meters. This horizon is followed by an alteration zone, from 438.45 to 442.80 metres, that contains mineralization occurring as dissemination and in veinlets composed of 1-5% pyrite, 3-5% pyrrhotite, 1-7% sphalerite. Within this horizon, a 30 centimetres band of massive sulphides is present from 441.30 to 441.65 metres. From 442.80 to 445.15 metres, massive sulphide was also encountered. It contains tr-2% chalcopyrite, 1-3% galena, 15% pyrite, 20% pyrrhotite and 25% sphalerite. Values of **3.88% Zn, 0.70% Cu, 0.51% Pb and 75.09 g/t Ag over 44.00 meters** were obtained from 403.00 to 447.00 meters. That zone includes an interval of **12.15 meters returning values of 7.32% Zn, 0.88% Cu, 0.78% Pb and 85.14 g/t Ag** from 433.00 to 445.15 meters.

Following this massive band, an alteration zone was intersected from 445.15 to 447.70 metres. It is composed of quartz (15-50%), kyanite (0-15%), chloritoïds (tr-15%), muscovite (5-15%) and sulphides such as pyrite (tr-1%), chalcopyrite (tr-2%) and pyrrhotite (3-5%). From 447.70 to 458.30 metres, the alteration zone only contains 1% pyrite and 3% pyrrhotite. Then, felsic volcanic rocks are present from 458.30 to 467.20 metres which are followed by an alteration zone that contains disseminated sphalerite (1-7%) and pyrrhotite (2-5%) from 467.20 to 468.95 metres. The latter occurs at the contact between underlying andesite and felsic volcanic rocks at 468.95 meters. Drilling ended at 495.00 meters.



Picture 1: Massive sulphide mineralization at 443.15 meters in CN-11-223

13.3 Lens 201

Drillhole CN-11-224

This drillhole aimed the extension of lens 201 towards south. It intersected a pervasive silicified alteration zone from 312.25 to 329.80 meters that contains trace to 3% of disseminated chalcopyrite. From 334.60 to 351.35 meters, alteration zone is still present and contains anthophyllite up to 35%. Mineralization within this interval is composed of 1-3% pyrrhotite, tr-2% pyrite, and tr-1% chalcopyrite. However, from 337.5 to 338.3 meters, disseminated and millimetres-scale veinlets of chalcopyrite are more abundant (2-3%). Values of **0.65% Zn and 4.60 g/t Ag over 1.00 meter** were obtained from 336.60 to 337.60 meters. A pegmatite crosscuts the alteration zone from 329.80 to 334.60 meters. Drillhole ended at 498.60 meters.

Drillhole CN-11-225

This drillhole had for objective to extend lens 201 mineralization at depth and towards south. Drillhole CN-11-225 intersected an alteration zone from 393.15 to 432.10 meters characterized by strong penetrative silicification and containing tr-1% pyrrhotite and pyrite. From 515.15 to 527.10 meters, several decimetric semi-massive to massive sulphides bands occur within an alteration zone containing disseminated sulphides. From 515.15 to 515.75, 70% pyrrhotite, 15% sphalerite, 1% galena and trace of chalcopyrite were encountered. This massive intersection is followed by an anthophyllite-rich alteration zone that contains 5-10% pyrrhotite and tr-3% chalcopyrite from 515.75 to 518.75 meters. Then, from 518.75 to 519.30 meters, semi-massive to massive sulphides composed of 50% pyrrhotite, 10% pyrite, 10% sphalerite, 7-10% chalcopyrite and trace of galena were intersected. Amphibole, carbonate and chloritoids constituted the gangue minerals of that interval. From 519.30 to 520.25 meters, a small alteration zone containing 50% of carbonate, 25% quartz, 5% chloritoids and mineralized with 5-10% sphalerite, 5% pyrrhotite, tr-1% chalcopyrite and tr-1% pyrite was encountered. An alteration zone mineralized with disseminated to semi-massive sulphides bands was intersected from 520.25 to 522.90 meters. Sphalerite (3-5%), chalcopyrite (trace-10% chalcopyrite locally) constituted the mineralization of that interval. Values of **5.21% Zn; 1.18% Cu; 0.40% Pb, 35.14 g/t Ag and 0.25 g/t Au over 6.15 meters** were obtained from 516.75 to 522.90 meters. From 522.90 to 525.20 meters, a few sulphides (tr-5%) mostly constituted of pyrrhotite and chalcopyrite were encountered locally. Anthophyllite, quartz, biotite and kyanite constitute the gangue minerals. A semi-massive to massive sulphides horizon composed of 10-50% pyrrhotite, 1-25% pyrite, 1-15% chalcopyrite and 1-5% sphalerite was intersected. In this interval, massive bands are rich in pyrrhotite while semi-massive bands are rich in pyrite-sphalerite-chalcopyrite. This interval returned values of **1.06% Zn, 1.85% Cu, 0.03% Pb, 15.02 g/t Ag and 0.12 g/t Au over 1.90 meters**. Finally, from 527.10 to 546.00 meters, a strongly silicified volcaniclastite injected by decimetre-scale pegmatite veins was outlined. This interval is characterized by decimetre-scale irregular pods of sulphides composed of 5% pyrrhotite, 5% chalcopyrite and trace of pyrite. This last interval is believed to represent remobilization of sulphides and corresponds to the interval that returned high gold values in drillhole CN-08-211B.

CN-11-226

Drillhole CN-11-226 aimed the extension at depth of lens 201. Kinematic indicators within volcanic felsic rock were observed as shown on picture 2. An alteration zone was encountered from 514.50 to 524.10 meters. It is characterized by a strong silicification, pervasive and in veining, with 3-5% of pyrrhotite that occurs disseminated and in stringers. Local blebs are also noticed. Trace to 1% of disseminated chalcopyrite is also present within that silicified zone. Then, from 524.10 to 527.30, chloritization up to 15% is observed within felsic volcanic rock. From 527.30 to 560.00, andesite is present. Andesite unit shows a regression in the deformation intensity since foliation weakens towards the east. Amphibole phenocrysts or porphyroblasts (0.3 - 1.0 cm) present in the andesite also witness that fact. A narrow massive sulphide zone was intersected from 560.00 to 560.60 meters. It contains 80% of pyrrhotite and tr-1% chalcopyrite. It correlates with the mineralized intersection obtained in CN-08-210 that had returned values of 4.19% Zn, 2.70% Cu, 30.66 g/t Ag over 2.30 meters. Mineralization occurs on the east side of an andesite unit reminding some of the mineralization occurrences on lens 43. This drillhole was ended at 594 meters. No significant values were obtained from drillhole CN-11-226.


SM
BO+QZ
GR
SM
SM
SP: 180/81

Picture 2: Dextral movement indicated by garnet in drillhole CN-11-226 at 396 meters.

Drillhole CN-11-227

This drillhole aimed the north extension at depth of lens 201. It intersected a significant alteration zone from 527.90 meters to 532.80 meters that contains 1-2% pyrrhotite, 1-2% chalcopyrite and less than 1% sphalerite. Values of **1.35% Zn, 0.55% Cu and 6.81 g/t Ag over 2.10 meters** were obtained from 527.90 to 530.00 meters. Two other alteration zones from 500.70 to 513.50 meters and from 545.90 to 554.80 meters were encountered but did not yield significant values. This drillhole ended at 609 meters.

Drillhole CN-11-230

Drillhole CN-11-230 had for objective to extend at depth the mineralization outlined by drillhole CN-11-225. It was drilled towards west since a lake restrained drilling towards the east as for the other drillholes in the area. Alteration zone from 538.00 to 542.85 meters that contains 1-2 % of disseminated pyrrhotite was encountered. Another alteration zone encountered from 591.00 to 602.65 meters did not contain any sulphides. From 602.65 to 620.00 meters, sulphides up to 1% chalcopyrite, <1% chalcopyrite and <1% pyrrhotite occurred as millimetre-scale stringers stretched along foliation. Another alteration zone was encountered from 591.00 to 602.65 meters but did not return any significant values. However, the following interval constituted of sillimanite-rich porphyroblastic (felsic volcanic) rock yielded values of **0.45% Zn, 0.59% Cu and 13.20 g/t Ag over 1.00 meters** from 609.50 and 610.50 meters and of **0.46% Zn, 0.14% Cu and 1.79 g/t Ag over 3.50 meters** from 616.50 to 620.00 meters. In both intervals, the mineralization is constituted of chalcopyrite (tr-1%), sphalerite (tr-1%) and pyrrhotite (tr-1%) occurring in millimetric stringers stretched along main foliation.



Picture 3: Massive sulphide mineralization in CN-11-226 at 560 meters.

13.4 Stratigraphic Drillholes

Drillhole CN-11-228

This drillhole aimed the extension of the mineralization to the south of lens 43 and of a stringer zone outlined at surface in this area. It mostly intersected felsic volcanic rock until 306.30 meters where a fault zone was encountered from 306.30 to 313.75 meters. Then, from 313.75 to 508.90, it intersected an alternation of andesite and felsic volcanics dominated by andesite. From 518.55 to 528.10 meters, an heterogeneous interval characterized by the presence of felsic volcanic, biotite-rich schist, medium grained tonalite and pegmatite was encountered. Disseminated pyrite (3%), pyrrhotite (1%) and chalcopyrite (tr) are present within that interval that did not return any significant values. Alteration zones were outlined from 579.00 to 598.60 meters and from 665.35 to 673.40 meters that both contains disseminated sulphides but failed to return significant value. This drillholes was stopped at 728.00 meters.

Drillhole CN-11-229

This drillhole had for objective to investigate the stratigraphy of the area while testing the northeast extension of lens 43. It mostly intercepted andesite which alternates with felsic volcanic from the beginning of the hole to 143.60 meters. Several zones within that interval present mylonitic texture which suggests intense deformation. From 143.60 to 178.10 meters, felsic volcanic rock was intersected and millimetric to centimetric stringers of pyrrhotite, pyrite and sphalerite are locally present within that interval. Value of **0.39% Zn over 1.00 meter** was obtained from 151.00 to 152.00 meters. An andesite was intersected from 187.30 to 322.70 meters. From 322.70 to 323.40 meters, a disseminated to semi-massive sulphide horizon was encountered. It contains 30% pyrrhotite, 5% pyrite and trace of galena. It returned value of **2.90 g/t Ag over 0.70 meters**. It also lies at the contact between the andesite and the felsic volcanic rocks. The rest of the drillhole is mostly characterized by the presence of felsic volcanic rock. The drillhole ended at 750.00 meters.

Table 3: Significant results obtained from 2011 drilling campaign

Hole Name	From	To	Length	True Width	Zn %	Cu %	Pb %	Ag g/t	Au g/t	SG
CN-11-223	391.00	392.00	1.00		3.58	0.07	0.01	0.90	0.05	0.00
CN-11-223	403.00	447.00	44.00	37.40	3.88	0.70	0.51	75.09	0.11	3.54
including	404.00	410.10	6.10	5.20	2.98	0.92	0.72	140.31	0.13	3.76
	415.00	423.00	8.00	6.80	3.87	0.55	0.42	73.03	0.11	3.39
	433.00	445.15	12.15	10.35	7.32	0.88	0.78	85.14	0.15	3.67
CN-11-223	467.25	467.90	0.65	0.55	4.06	0.20	0.07	26.60	0.03	-
CN-11-224	336.60	337.60	1.00	-	0.05	0.65	0.00	4.60	0.04	-
CN-11-225	516.75	522.90	6.15	3.60	5.21	1.18	0.21	35.14	0.25	3.62
CN-11-225	525.20	527.10	1.90	1.10	1.06	1.85	0.03	15.02	0.12	3.95
CN-11-225	536.40	536.90	0.50	-	0.38	2.54	0.01	21.20	0.13	2.99
CN-11-225	537.45	537.95	0.50	-	0.73	3.12	0.01	26.00	0.22	3.24
CN-11-225	539.60	540.60	1.00	-	0.78	2.66	0.01	23.20	0.58	3.30
CN-11-227	524.80	525.80	1.00	-	0.16	0.53	0.00	3.50	0.05	2.77
CN-11-227	527.90	530.00	2.10	-	1.35	0.55	0.03	6.81	0.10	3.02
CN-11-227	531.00	532.00	1.00	-	0.11	0.76	0.00	8.40	0.13	2.87
CN-11-230	609.50	610.50	1.00	-	0.45	0.59	0.00	13.20	0.17	2.88

Hole Name	From	To	Length	True Width	Zn %	Cu %	Pb %	Ag g/t	Au g/t	SG
CN-11-230	616.50	620.00	3.50	-	0.46	0.14	0.00	1.73	0.07	2.88
CN-11-230	623.35	624.50	1.15	-	0.64	0.11	0.00	1.10	0.02	2.85
CN-11-232	156.55	157.50	0.95	-	1.04	0.02	0.02	0.90	0.12	-
CN-11-234	146.00	147.00	1.00	-	0.43	0.03	0.16	0.60	0.00	-

13.5 Regional Targets

CN-11-231

CN-11-231 was drilled under CN-07-055 that had returned value of 1.65% Zn over 1.00 meter from an exhalative horizon. Drillhole CN-11-231 failed to intersect significant mineralization in the extension at depth of the mineralization encountered in CN-07-055. It however intersected a small alteration zone from 361.25 to 367.10 meters that occurs at the contact between paragneiss and felsic orthogneiss. Paragneiss contains 20-40% leucosomes and felsic orthogneiss contains 20% leucosomes and locally presents sillimanite porphyroblasts. No significant value was obtained from that drillhole.

CN-11-232

This drillhole had for objective to extend the mineralization outlined by drillhole CN-07-055 towards South. It intersected a mineralized exhalite from156.55 to 161.00 meters that contains disseminated sulphides occurring in bands parallel to main foliation. Sulphides are composed of 11% pyrite, 7% pyrrhotite and 2-3% sphalerite. Values of **1.04% Zn, 0.02% Cu and 0.90 g/t Ag over 0.95 meter** were obtained from 156.55 to 157.50 meters. Then, from 161.00 to 169.15 meters, exhalite is still present and contains 7% pyrite, 3% pyrrhotite and trace of sphalerite but no significant values were obtained from that interval. Strong silicification also characterized these mineralized intervals. Drillhole was stopped at 204.00 meters.



Picture 4: Exhalative mineralization in CN-11-232 @ 159.50 meters.

Drillhole CN-11-233

The drillhole CN-11-233 tested the north extension of exhalite mineralization outlined within drillhole CN-07-055. However, it failed to intersect any significant mineralization.

Drillhole CN-11-234

This drillhole tested the south extension of the semi-massive sulphides bands outlined by drillhole CN-07-081. Drillhole CN-11-234 failed to intersect any significant mineralization. However, borehole infinitem survey outlined a significant off-hole anomaly in the felsic volcanic package at 160 meters under the hole. This drillhole also intersected altered mafic gneiss that contains 5% pyrite and trace of pyrrhotite disseminated. Values of **0.43% Zn, 0.03% Cu, 0.16% Pb and 0.60 g/t Ag over 1.00 meter** were obtained from the interval from 146.00 to 147.00 meters where disseminated sulphides are present within felsic volcanic rock

Drillhole CN-11-235

This drillhole aimed the vertical extension of the surface showing that has returned values of 1.52% Zn and 0.26% Cu. It intersected a small silicified zone from 47.45 to 49.40 meters. This zone occurs at the interface between the felsic volcanic orthogneiss and an andesite. However, no sulphides were noticed within that drillhole.

Drillhole CN-11-236

Drillhole CN-11-236 targeted an infinitem conductor. It intersected two metasomatic zones rich in quartz (40-50%), garnet (25%), plagioclase (15%) and biotite (15%). Both zones contain sulphide mineralization. The first zone, encountered from 34.60 to 35.80 meters, contains pyrrhotite (8%) and pyrite (1%) disseminated. A small band of semi-massive pyrrhotite (25-30%) is present from 35.60 to 35.80 meters within that interval. The second zone occurs from 37.50 to 38.85 meters and contains 4% pyrrhotite and trace of pyrite. These sulphides zones might explain the surface infinitem anomaly outlined by the winter ground infinitem survey. No significant value was obtained from this drillhole but presence of sulphide might explain the infinitem anomaly.

Drillhole CN-11-237

This drillhole tested an infinitem anomaly previously outlined during the winter. It intersected a few disseminated and stringers of pyrrhotite and pyrite (tr-1%) between 19.00 to 19.15 meters within a migmatite (felsic protolith). From 79.20 to 97.60 meters, disseminated pyrite (2%) and pyrrhotite (1%) were encountered within an amphibolite interpreted as an andesite. Finally, a pegmatite dyke rich in quartz (75%) containing 1% molybdenite and trace of chalcopyrite was intersected from 97.60 to 99.50 meters. It is difficult to establish if these sulphides explain the surface infinitem anomaly. No significant results were obtained from that drillhole.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2011 program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples were collected at the bedrock surface by either a hammer or a saw and at depth by drilling. Samples collected from drilling were split using a rock saw and then placed in individual bags with a unique tag number and the bags sealed with fibreglass tape. Individual bagged sample were then placed in shipping bags and stored in a secure area at the camp. Each drill core sample is usually composed of one meter interval and follows the lithology intervals.

Drillholes collar were located using a high precision GPS (Leica). Drillhole deviations were measured using the Flexit Multi/Single Smart tool. The Flexit Gyro Smart tool was used to survey deviation where rock magnetism affected orientation measurements. These surveys were performed in order to precisely locate the samples along drillholes.

The authors are not aware of any sampling or recovery factors that would affect the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Virginia. Samples were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until ALS Chemex personnel (Val-d'Or, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then loaded onto a cube van for transport to Val-d'Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Four types of analytical packages were used: WRC, SMC, Pycno, Au+ and GOLE. The latter two are mainly restricted to sampling in the Pitaval and northern sectors. Each package is discussed below.

The WRC (Whole-Rock Coulon) package was selected to perform lithogeochemistry on lithological samples. These samples were analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta- or tetraborate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetric method applied after heating at 1000°C.

The SMC (Sulfures Massifs Coulon) package was chosen for the sampling of sulphide-rich rocks. This package includes the following elements: Au, Ag, As, Co, Hg, Pb, Sb, Cu and Zn. Au from this package was obtained following the AA23 procedure. Cu and Zn were obtained by AAS following aqua regia digestion according to the AA46 procedure. Cu and Zn from a few samples were re-analyzed following the AA62 procedure, which involves a HF-HNO_3-$HClO_4$ acid digestion and AAS. Other metals were obtained using aqua regia digestion followed by ICP-AES according to the ME-ICP41 procedure. For samples with values above 100 g/t Ag, a re-analysis was done using the GRA21 Procedure, a fire assay and a gravimetric finish..

The Pycno (Pycnometry) package is use to determine the specific gravity (S.G.) of the sample that is obtained from the pulps (OA-GRA08b). This package is used in combination with the SMC package described above. Wet-Dry density measurements are also performed at the camp as a complement for the SMC package but not reported in the current report.

The Au+ package includes Au, Ag, As, Cu, Mo, Pb, Sb and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a HF-HNO_3-$HClO_4$ digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta- or tetraborate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is determined.

Moreover, samples were analysed for their rare earth element content according to the ME-MS82 Procedure, which consists in a lithium metaborate fusion and ICP-MS.

ITEM 16 DATA VERIFICATION

Rigorous data verification procedures were performed on the assays results, drill log and standard and blank assays. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data was reviewed and checked by the authors and is believed to be accurate. During the collection of core samples, blanks, rejects duplicates and standards were systematically inserted for each batch of 20 samples as a part of Virginia quality control. ALS Chemex, as part of their standard quality control, also ran duplicate check samples and standards. No sample was assayed at other laboratories. All assays results had been received from the laboratory by the time this report was written in October 2011.

A quality control-quality assurance procedure was adopted in 2007 in order to verify the laboratory results. A minimum of two standard samples, one reject duplicate, a quarter-split and one blank were added systematically for each batch of 20 core sample collected. Standards used were CDN-SE-2 and CDN-SE-1 and an uncertified Blank material made of calcite. Reference material CDN-SE-1 and CDN-SE-2 provide a recommended values and the "between lab" two standard deviation that is also used to determine the success of the QC-QA relative to the standards in 2011. All the results obtained by the quality control-quality assurance are available in appendix 5.

Blank material results obtained in 2011 from the laboratory are considered accurate since the highest values obtained from a uncertified material were respectively of 0.07% Zn (Standard Deviation of 0.0142%), 0.054% Cu (Standard Deviation 0.086%), 0.0028% Pb (Standard Deviation 0.0008%), 0.70 ppm Ag (Standard Deviation 0.18), and 0.017 ppm Au (Standard Deviation 0.0024). No actions were undertaken following these results.

Regarding the results obtained from the Standard CDN-SE-2 and CDN-SE-1 provided by CDN Resource Laboratories Ltd., only one sample significantly exceeds the "between lab" 2 x standard deviation for Zn (sample 208527). However, another sample (sample 208536) assayed in the same batch (batch TB11026953) than sample 208527 shows results below the "between lab" 2x standard deviation and consequently, no reassaying was asked.

The duplicate controls revealed two failures for one element. Sample 208622 duplicated sample 209621 in the batch C106 (Certificate TM11034611) and failed to reproduce similar Zinc values (Difference of 0.575% Zn). Sample 208642 duplicated sample 208641 from batch C107 (certificate TM11034613) and failed to reproduce similar Lead values (Difference of 0.263% Pb). These two failures did not match any other failure of standard or blanks within their respective batch.

Quarter split control reveals the consistency of the mineralization with variation being negligible in the results. The only significant variation was noticed when quarter split sample 208640 returned values of 6.73% Zn and 1.39% Cu while the original sample 208639 returned values of 7.94% Zn and 1.09% Cu (certificate TM11034611). It can be explained by the nature of the mineralization in that particular case and no actions are recommended.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA: LITHOGEOCHEMISTRY

This section is not applicable to this report.

ITEM 21 INTERPRETATIONS AND CONCLUSIONS

Lens 16-17 and 223

The two holes drilled in 2011 allow a better understanding of the area surrounding the 16-17 lens. It appears that the newly discovered lens 223 occurs along the same stratigraphic horizon than lens 16-17. Looking to the surface geology (figure 4) and the vertical section 400N, we observe that lens 16-17, dipping towards the west at 60°, is crosscut in its west end by a sub-vertical pegmatite roughly oriented NS. In drillhole CN-11-223, the massive sulphide lens occurs to the west of that pegmatite (occurring from 488.7 à 489.80 metres) which suggests that the pegmatite could dip steeply towards west at 70-80°. That brings the hypothesis that the pegmatite occupies a former fault zone that could have truncated or displaced the massive sulphide lens 16-17. That would explain the difficulty encountered chasing for lens 16-17 extension at depth. That also implies that lens 223 could be the faulted extension of lens 16-17. In that case, the movement would be mostly vertical (250 to 300 meters of displacement). Lens 223 is open at depth and towards south. It is closed towards north since drillhole CN-11-222 failed to intersect any mineralization or visual alteration.

Lens 201

Drilling performed along lens 201 allows to extend it at depth with drillhole CN-11-225. It is however limited by drillhole CN-11-230 who failed to intersect significant mineralization under CN-11-225. However, there is still enough room (>250m) between drillholes CN-11-224 and CN-11-230 for the extension of lens 201 towards south at depth.

Lens 43

Drillhole CN-11-221 performed to test the south extension of lens 43 at depth failed to intersect any significant mineralization. It however intersected alteration zones. Study and modelization of borehole infinitem survey results could bring new targets in this area.

Stratigraphic drillholes

Drillhole CN-11-229 confirmed the continuity of the fertile stratigraphy that hosts lens 43. Moreover, borehole infinitem survey performed in CN-11-229 indicates a good off-hole conductor at 460 meters located towards north under the hole. It could represent a new lens hosted in that favourable stratigraphy. Therefore, additional drilling is recommended. Performing drillhole CN-11-228 to the south of lens 43 did not lead to any discovery but confirmed the extension of the favourable stratigraphy.

Regional drillholes

Drilling performed over regional targets in two areas failed to outline significant mineralization. The first area drilled constituted a follow up on drillhole CN-07-055 which had returned value of **1.65% Zn over 1.00 meters**. Drillholes CN-11-231 and CN-11-233 failed to extend that mineralization. Drillhole CN-11-232 intersected a similar interval to CN-07-055 and values of **1.04% Zn, 0.02% Cu and 0.90 g/t Ag over 0.95 meter** were obtained from 156.55 to 157.50 meters. It however confirmed the small size of that mineralization. The second area investigated was an area where infinitem survey has outlined a few conductors. Drilling of CN-11-235, 236 and 237 over these conductors failed to uncover significant mineralization.

ITEM 22 RECOMMENDATIONS

Following the results obtained from the 2011 drilling campaign, it is recommended to perform additional drillholes (between 6 and 10) under hole CN-11-223 to extend the mineralization at depth and laterally. Also, a follow-up will be required on drillhole CN-11-229 in order to investigate the borehole infinitem offhole anomaly outlined at 460 meters that indicates a good conductor towards north under the drillhole. It will also aim to extend the semi-massive sulphide mineralization outlined in that drillhole. A few additional drillholes should be performed towards south on lens 201 between drillhole CN-11-224 and drillhole CN-11-230. Finally, to consolidate the geological model, a few stratigraphic drillholes should be performed between lenses 16-17 and 44. A special attention should also be brought to vertical pegmatites and their possible spatial association with ancient faults that could displace massive sulphide lens, as in the case of lenses 16-17-223.

ITEM 23 REFERENCES

Armstrong, T., Puritch, E., Yassa, A., Technical Report And Resource Estimate On The Coulon Property James Bay Area Middle North Quebec, NI 43-101 & 43-101F1 Technical Report, P&E Mining Consultants Inc., May 2009, 197 pages.

Boivin, M., Rapport d'un levé géophysique héliporté EMosquito II (MAG-EM) sur la propriété Coulon, Québec, Canada, Novembre 2006.

Boivin, M., Rapport d'interprétation d'un levé géophysique magnétométrique au sol, Projet Coulon, Québec, Canada, Novembre 2008, 4p.

Boivin, M., Rapport d'interprétation d'un levé géophysique Infinitem en Forage, Projet Coulon, Québec, Canada, Novembre 2008, 8p.

Chapdelaine, M., 2001. Progress Report on Summer and Fall 2000 Mapping and Geophysical Program. Virginia Gold Mines, 27 pages and maps.

Chapdelaine, M., 2002, Report on Summer 2002 geological reconnaissance program, Gayot project (Technical Report). Virginia Gold Mines, 23 p.

Chapdelaine, M., Perry, C., Archer, P., 2005, Technical Report and Recommendations: Reconnaissance Program, Coulon Project, Québec, Virginia Gold Mines Inc.

De La Roche, H., Leterrier, J., Grandclaude., P. and Marchal, M. 1980. A classification of volcanic and plutonic rocks using R1-R2 diagram and major element analyses: its relationships with current nomenclature. Chem Geol., vol. 29, pp.183-210.

Dubois, M, Mines Virginia Inc., Levé Magnétométrique, Propriété Coulon, Rapport Logistique, 08N005B, Août 2008, 7p.

Dubois, M., Mines Virginia Inc., Levé Infinitem de Surface et Forage, Projet Coulon, Municipalité de la Baie-James, Québec, Canada, Rapport d'Interprétation, 11N001, Juin 2011, 33 pages.

Fralick, P. 2003. Geochemistry of clastic sedimentary rocks: ratio techniques. In Lentz, D.R., ed., Geochemistry of sediments and sedimentary rocks: Evolutionary considerations to mineral deposit-forming environments. Geol. Ass. Can., GeoText 4, pp. 85-103.

Gosselin, C., and Simard, M., 2001, Geology of the Lac Gayot area (NTS 23M). Ministère des Ressources naturelles, Québec. RG 2000-03, 28 p.

Hughes, C.J., 1973. Spilites, keratophyres and the igneous spectrum. Geol. Mag., vol. 109, pp.513-527.

Huot, F., Chapdelaine, M., and Archer, P. 2003, Technical Report and Recommendations, Reconnaissance Program, Gayot Project, Québec. Virginia Gold Mines, 33 pages and maps.

Huot, F., Chapdelaine, M., and Archer, P. 2004, Technical Report and Recommendations, Reconnaissance Program, Coulon Project, Québec. Virginia Gold Mines, 21 pages and maps.

Irvine, T.N. and Baragar, W.R.A. 1971. A guide to the chemical classification of the common volcanic rocks. Can. Jour. Earth Sci., vol. 8, pp. 523-548.

Ishikawa, Y., Sawagushi, T., Iwaya, S. And Horiuchi, M. 1976. Delineation of prospecting targets for Kuroko deposits based on modes of volcanism of underlying dacite and alteration haloes. Min. Geol., vol. 26, pp.105-117 (in Japanese with English abstract).

Jensen, L.S. 1976. A new cation plot for classifying subalkalik volcanic rocks. Ont. Div. Mines, Misc. Pap. 66, 22 p.

Lambert, G., 2004, Levés géophysiques Pulse E. M., Projet Lac Coulon, Mars 2004.

Large, R.R., Gemmell, J.B., Paulik, H. and Huston, D.L. 2001. The alteration box plot: A simple approach to understanding the relationship between alteration mineralogy and lithogeochemistry associated with volcanic-hosted massive sulphide deposits. Eco. Geol., vol. 96, pp. 957-971.

Lavoie, S., 1977, Sommaire des principaux résultats de la campagne de prospection, projet Lac Néret. SDBJ-SERU Nucléaire JV. GM 57676, 5 p. plus annexes.

Le Maître, R.W., Bateman, P., Dudek, A., Keller, J., Lemeyre, J., Le Bas., M.J., Sabine, P.A., Schmid, R., Sorensen, H., Streikeisen, A., Woolley, A.R. and Zannetin, B. 1989. A classification of igneous rocks and glossary of terms : recommendations of the IUGS subcommission on the systematics of igneous rocks. Blackwell Scientific Publ., Oxford, U.K.

Macdonald, G.A. 1968. Composition and origin of Hawaiian lavas. Geol. Soc. Amer., Memoir 116, pp.477-522.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface, Projet Coulon, Rapport d'Interprétation, Septembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Projet Coulon, Rapport d'Interprétation, Décembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Magnétométrique (GPS) & EM à cadre horizontaux, Projet Coulon, Rapport d'Interprétation, Juillet 2007.

Malo-Lalande, C., Mines Virginia Inc., Levés Infinitem de Surface et en Forage, Magnétométrique & EM à cadres horizontaux, Projet Coulon, Rapport d'Interprétation, Octobre 2007.

Malo-Lalande, C, Mines Virginia Inc., Levés Infinitem Surface et Forage, Projet Coulon, Rapport d'Interprétation, 08N005, Décembre 2008, 74p.

Malo-Lalande, C, Mines Virginia Inc., Levés TDEM en Forage, Projet Coulon, Rapport d'Interprétation, 08N084, Décembre 2008, 21p.

Nesbitt, H.W. 2003. Petrogenesis of siliciclastic sediments and sedimentary rocks. In Lentz, D.R., ed., Geochemistry of sediments and sedimentary rocks: Evolutionary considerations to mineral deposit-forming environments. Geol. Ass. Can., GeoText 4, pp.39-51.

Pearce, J.A. and Cann, J.R. 1973. Tectonic setting of basic volcanic rocks determined using trace element analysis. Earth Planet. Sci. Let., vol. 19, pp. 290-300.

Piché, M. And Jébrak, M. 2004. Normative minerals and alteration indices develop for mineral exploration. Jour. Geochem. Explor., vol. 82, pp. 59-77.

Rivest, H, Mines Virginia Inc., Levés Infinitem en Forage, Projet Coulon, Rapport Logistique, 07N099, Février 2008, 74p.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., Chapdelaine, M., and Archer, P., 2004, Technical report on the Coulon Project, Winter 2004 Drilling Program. Virginia Gold Mines inc. 40 p.

Savard, M., Lavoie, J., Grenier, L., and Archer, P., 2006, Technical report on the Coulon Project, Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec., Virginia Mines, 37p.

Savard, M., Lavoie, J., Grenier, L., Roy, I., Pearson, V. and Archer, P., 2007, Technical report and Recommandations, 2007 Exploration Program, Coulon JV Project, Québec., Virginia Mines, January 2008, 52p.

Savard, M, Roy, I., Pearson, V., Ross-Gauthier, A., Simard, P., Technical Report and Recommendations, 2008 Exploration Program, Coulon JV Project, Mines Virginia Inc., January 2009, 72 pages.

Sharma, K.N.M., 1996, Légende générale de la carte géologique, Édition revue et augmentée. Ministère des Ressources naturelles, MB-96-28, 89 p.

Thériault, R., et Chevé, S., 2001, Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec. RG 2000-11, 49 p.

Winchester, J.A. and Floyd, J.M. 1977. Geochemical discrimination of different magma series and their differentiation products using immobile elements. Chem. Geol., vol. 20, pp.325-343.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, , hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I worked on the site of the Coulon Project from January 2011 to April 2011
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2003.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 15th day of November 2011.

"Mathieu Savard"

/s/ Mathieu Savard

Mathieu Savard, B.Sc., P. Geo.

GÉOLOGUE / GEOLOGIST
MATHIEU SAVARD
510
QUÉBEC

CERTIFICATE OF QUALIFICATIONS

I, *Louis Grenier*, resident at 88 E#4 Chemin du Lac Brochet, St-David-de-Falardeau, Qc, G0V 1C0, hereby certify that:

- I am presently employed as Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2003 from the Université Laval.
- I have been working as a geologist in mineral exploration since 2001.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 800
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I periodically supervised and visited the region since 2004 including January and February 2011
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2004.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 15th day of November 2011.

"Louis Grenier"

Louis Grenier, B.Sc., Geo.

GÉOLOGUE / GEOLOGIST LOUIS GRENIER # 800 QUÉBEC

ITEM 25 ILLUSTRATIONS

CERTIFICATE OF QUALIFICATIONS

I, *Louis Grenier*, resident at 88 E#4 Chemin du Lac Brochet, St-David-de-Falardeau, Qc, G0V 1C0, hereby certify that:

- I am presently employed as Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2003 from the Université Laval.
- I have been working as a geologist in mineral exploration since 2001.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 800
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I periodically supervised and visited the region since 2004 including January and February 2011
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2004.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 15th day of November 2011.

"Louis Grenier"

Louis Grenier, B.Sc., Géo.

GÉOLOGUE / GEOLOGIST LOUIS GRENIER #800 QUÉBEC

ITEM 25 ILLUSTRATIONS


Coulon Property
VIRGINIA
FIGURE 1
COULON PROPERTY
LOCATION MAP
Author:
Drawing:
0
75
150
300
kilometres



6 090 000 mN
6 085 000 mN
6 080 000 mN
6 075 000 mN
6 070 000 mN
6 065 000 mN
6 060 000 mN
6 055 000 mN
360 000 mE
N
S
E
W
MINES VIRGINIA INC
Figure 2
Property Claims
Coulon Project
0
1
2
4

MINES VIRGINIA INC

Figure 3
Drillhole Location
Winter 2011 Program
Coulon Project

Projection: UTM Zone 18 (NAD 83)

0 0.5 1 2
Kilometres

6 076 000 mN
6 074 000 mN
6 072 000 mN
6 070 000 mN
342 000 mE
344 000 mE
346 000 mE
348 000 mE
350 000 mE
352 000 mE

N S E W

CN-11-221
CN-11-222
CN-11-223
CN-11-224
CN-11-225
CN-11-226
CN-11-227
CN-11-228
CN-11-229
CN-11-230
CN-11-231
CN-11-232
CN-11-233
CN-11-234
CN-11-235
CN-11-236
CN-11-237


352 400 mE
352 500 mE
352 600 mE
352 700 mE
352 800 mE
352 900 mE
353 000 mE
353 100 mE
353 200 mE
6 072 400 mN
6 072 300 mN
6 072 200 mN
6 072 100 mN
6 072 000 mN
N
S
E
W
Possible Fault
CN-08-169
CN-05-030
CN-08-172
CN-04-020
CN-04-005
CN-11-222
CN-08-170
CN-04-018
CN-04-016
CN-04-019
CN-04-004
CN-04-003
CN-06-042
CN-11-223
CN-08-171
CN-08-173
CN-04-021
CN-04-001
CN-08-178
Surface Projection of Lens 223
CN-08-131
CN-08-132
CN-05-032
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA INC
FIGURE 4


1+50N
2+00N
2+50N
3+00N
3+50N
4+00N
4+50N
5+00N
5+50N
6+00N
6+50N
7+00N
7+50N
8+00N
600 ASL
550 ASL
500 ASL
450 ASL
400 ASL
350 ASL
300 ASL
250 ASL
200 ASL
150 ASL
100 ASL
50 ASL
TR-CN-04-06
4.87% Zn; 1.01% Cu;
57.10 g/t Ag over 15.60m
TR-CN-04-05
6.43% Zn; 0.14% Cu;
102.40 g/t Ag over 2.40m
TR-CN-04-07
5.49% Zn; 0.30% Cu;
27.20 g/t Ag over 1.00m
CN-04-03
3.16% Zn; 0.61% Cu;
41.03 g/t Ag over 8.49m
CN-04-16
2.75% Zn; 0.86% Cu;
61.19 g/t Ag over 22.30m
CN-04-05
4.45% Zn; 0.45% Cu;
91.80 g/t Ag over 0.15m
CN-04-01
3.77% Zn; 0.05% Cu;
46.85 g/t Ag over 4.00m
CN-04-17
10.83% Zn; 0.97% Cu;
168.51 g/t Ag over 18.00m
CN-04-02
NIL
CN-08-171
0.99% Zn; 0.07% Cu;
2.10 g/t Ag over 1.00m
CN-04-04
7.88% Zn; 0.11% Cu;
30.67 g/t Ag over 6.80m
CN-04-06
NIL
CN-04-18
0.33% Zn; 0.42% Cu;
20.10g/t Ag over 1.00m
CN-04-21
NIL
CN-04-20
0.46% Zn; 0.39% Cu;
13.10 g/t Ag over 1.00m
CN-08-170
NIL
CN-06-42
NIL
CN-08-169
NIL
CN-08-173
NIL
CN-11-223
3.88% Zn, 0.70% Cu,
75.09 g/t Ag / 44.00m
inc 7.32% Zn, 0.88% Cu,
85.14 g/t Ag / 12.15m
CN-11-222
South
North
Lens16-17 Longitudinal Section
Projet Coulon JV
Coulon JV Project
VIRGINIA
Lens 16-17 Mineralized Envelope
Nouveaux résultats / New results
Anciens résultats / Old results
Alteration Zone
1:2000
Ouvert / Open


S
N
CN-08-193
0.15% Zn, 0.83% Cu,
7.61 g/t Ag / 5.55 m
1.56% Zn, 0.91% Cu,
18.20 g/t Ag / 0.55 m
CN-08-207
NIL
CN-08-201
3.71% Zn, 1.83% Cu,
32.83 g/t Ag / 2.05 m
CN-08-198
0.25% Zn, 0.81% Cu,
11.70 g/t Ag / 2.00 m
CN-08-200
NIL
CN-11-224
0.05% Zn; 0.65% Cu;
4.60 g/t Ag / 1.00m
CN-08-203
3.71% Zn, 1.14% Cu,
21.17 g/t Ag / 6.60 m
CN-08-210
4.19% Zn, 2.70% Cu,
30.68 g/t Ag / 2.30 m
CN-11-227
1.35% Zn; 0.55% Cu;
6.81 g/t Ag / 2.10m
CN-08-211B
11.80 g/t Au, 213.00 g/t Ag
/ 1.00 m
0.74% Zn, 1.08% Cu,
11.16 g/t Ag / 1.10 m
CN-11-225
5.21% Zn; 1.18% Cu;
35.14 g/t Ag / 6.15m
1.06% Zn; 1.85% Cu;
15.02 g/t Ag / 1.90m
CN-11-226
NIL
CN-11-230
0.64% Zn; 0.11% Cu;
1.10 g/t Ag / 1.15m
Projet Coulon JV
Coulon JV Project
VIRGINIA
Lens 201 Mineralized Envelope
Alteration Zone
Ouvert / Open
Nouveaux résultats / New results
Anciens résultats / Old results
1:2000
Lens 201 Longitudinal Section


SW
NE
CN-07-64
NIL
CN-08-186
0.19% Zn, 1.04% Cu,
9.05 g/t Ag / 2.00 m
CN-07-121
NIL
CN-08-183
NIL
CN-07-59
CN-08-181
NIL
CN-06-43
4.58% Zn, 0.60% Cu,
57.14 g/t Ag / 3.50 m
CN-07-62B
CN-07-121
CN-07-66
CN-07-124
CN-08-179
NIL
CN-08-186
NIL
CN-07-98
CN-07-119
NIL
CN-06-43
CN-07-104
CN-07-99
CN-07-84
CN-07-59
NIL
CN-07-61
CN-08-134
NIL
CN-07-86
NIL
CN-07-107C
CN-07-79
CN-07-111
CN-07-115
CN-11-221 (43-C)
NIL
CN-07-104B
CN-07-114
NIL
CN-08-135
NIL
CN-08-182
CN-08-180
CN-08-188
2.36% Zn, 0.14% Cu,
25.80 g/t Ag / 1.00 m
CN-11-221 (43-C)
NIL
CN-08-197
NIL
CN-11-221 (43-N)
NIL
CN-08-187
NIL
Lens 43 Longitudinal Section
Projet Coulon JV
Coulon JV Project
VIRGINIA
Lens 43-Center Mineralized Envelope
Lens 43-North Mineralized Envelope
Lens 43-South Mineralized Envelope
Nouveaux résultats / New results
Anciens résultats / Old results
1:2000


CN-11-229
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Program
Section 1150N - 086E
SCALE 1:2000
DWG L43-1150N86E


CN-11-228
CN-08-129
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section 130N 800W
SCALE 1 2000
DWG L43-130N800W



CN-11-227
CN-08-198
CN-08-193
CN-08-193
0.15% Zn, 0.63% Cu,
0.05% Pb, 7.61 g/t Ag,
0.27 g/t Au / 5.55m
CN-08-193
1.56% Zn, 0.91% Cu,
0.07% Pb, 18.20 g/t Ag,
0.80 g/t Au / 0.55m
CN-08-198
0.25% Zn, 0.81% Cu, 11.70 g/t
Ag, 0.07 g/t Au / 2.00m
CN-11-227
1.35% Zn, 0.55% Cu, 6.81
g/t Ag, 0.10 g/t Au / 2.10m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG -2150
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section 2150S


-2187.5
-2225.0
-2262.5
CN-08-201
CN-08-210
CN-08-201
3.71% Zn, 1.83% Cu,
0.08% Pb, 32.83 g/t Ag,
0.38 g/t Au / 2.05m
CN-08-210
4.19% Zn, 2.70% Cu,
0.04% Pb, 30.66 g/t Ag,
0.46 g/t Au / 2.30m
CN-11-226
NIL
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
N
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG -2225
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section 2225S

CN-08-207

CN-11-224

CN-11-225

-2325.0

-2350.0

-2375.0

CN-11-225
5.21% Zn, 1.18% Cu, 0.21% Pb,
35.14 g/t Ag, 0.25 g/t Au / 6.15m
1.06% Zn, 1.65% Cu, 0.03% Pb,
15.02 g/t Ag, 0.12 g/t Au / 1.90m

Geological Legend

- Felsic volcanoclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

DRAWN BY	DATE	MINES VIRGINIA
REVISED BY	DATE	Coulon Project
SCALE 1:2000		Winter 2011 Drilling Campaign section 2350S
DWG -2350		

40.0 0 40.0 80.0 m



CN-11-225
CN-11-224
CN-11-230
CN-11-230
0.45% Zn, 0.59% Cu,
0.00% Pb, 13.20 g/t Ag,
0.17 g/t Au / 1.00m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section 2400S
SCALE 1:2000
DWG -2400



TR-CN-04-005
6.43% Zn, 0.14% Cu,
1.86% Pb, 102.40 g/t Ag,
0.14 g/t Au / 2.40 m
CN-04-003
4.16% Zn, 0.61% Cu,
0.11% Pb, 41.03 g/t Ag,
0.09 g/t Au / 8.49 m
CN-04-003
3.09% Zn, 0.21% Cu,
1.12% Pb, 17.39 g/t Ag,
0.07 g/t Au / 2.36 m
CN-04-004
7.88% Zn, 1.00% Cu,
0.02% Pb, 30.67 g/t Ag,
0.13 g/t Au / 6.80 m
CN-04-003
1.77% Zn, 0.46% Cu,
0.37% Pb, 111.00 g/t Ag,
0.28 g/t Au / 1.12 m
CN-04-004
3.41% Zn, 0.04% Cu,
0.31% Pb, 17.40 g/t Ag,
0.06 g/t Au / 1.00 m
CN-04-019
1.00% Zn, 0.42% Cu,
0.40% Pb, 15.03 g/t Ag,
0.09 g/t Au / 3.00 m
CN-06-042
0.63% Zn, 0.25% Cu,
0.01% Pb, 8.60 g/t Ag,
1.06 g/t Au / 1.00 m
CN-11-223
3.88% Zn, 0.70% Cu,
0.51% Pb, 75.09 g/t Ag,
0.11 g/t Au / 44.00 m
including
7.32% Zn, 0.88% Cu,
0.78% Pb, 85.14 g/t Ag
0.15 g/t / 12.15 m
CN-11-223
4.06% Zn, 0.20% Cu,
0.07% Pb, 26.60 g/t Ag,
0.03 g/t Au / 0.65 m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
CN-08-172
CN-08-174
CN-04-018
CN-04-019
CN-04-004
CN-04-003
CN-06-042
CN-08-178
CN-08-223
CN-11-223
40.0 0 40.0 80.0m
SCALE 1:2000
DWG 400N
MINES VIRGINIA - COULON
Coulon Project
2011 Drilling campaign
Section 4+00N



CN-08-174
CN-08-172
CN-11-222
CN-08-170
CN-04-017
CN-04-016
CN-04-018
475.0
450.0
425.0
TR-CN-04-006
4.87% Zn,1.01% Cu,
0.38% Pb, 57.10 g/t Ag,
0.08 g/t Au / 15.60 m
CN-04-016
2.75% Zn, 0.86% Cu,
0.46% Pb, 61.19 g/t Ag,
0.09 g/t Au / 22.30 m
CN-04-017
10.83% Zn, 0.97% Cu,
2.36% Pb, 168.51 g/t Ag,
0.17 g/t Au / 18.00 m
CN-04-016
1.79% Zn, 0.06% Cu,
0.15% Pb, 10.12 g/t Ag,
0.12 g/t Au / 3.42 m
CN-04-017
5.16% Zn, 0.07% Cu,
0.13% Pb, 8.00 g/t Ag,
0.01 g/t Au / 1.47 m
CN-04-018
1.77% Zn, 0.18% Cu,
0.45% Pb, 17.00 g/t Ag,
0.05 g/t Au / 2.80m
CN-08-170
6.63% Zn, 0.14% Cu,
0.70% Pb, 39.60 g/t Ag,
0.03 g/t Au / 1.15m
ALT ZONE
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section 450N
SCALE 1:2000
DWG 450
40.0 0 40.0 80.0 m


CN-04-020
CN-04-005
CN-04-006
CN-05-030
CN-08-172
CN-08-174
CN-11-222
CN-04-005
4.46% Zn, 0.45% Cu,
0.14% Pb, 91.80 g/t Ag,
3.43 g/t Au / 22.30 m
CN-04-006
4.94% Zn, 0.77% Cu,
1.29% Pb, 71.49 g/t Ag,
0.17 g/t Au / 2.25 m
CN-04-020
3.30% Zn, 0.17% Cu,
0.18% Pb, 29.66 g/t Ag,
0.06 g/t Au / 1.80 m
CN-11-222
NIL
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section 500N
SCALE 1:2000
DWG 500
40.0 0 40.0 80.0 m

CN-08-135
CN-08-134
CN-11-221
CN-07-086
CN-07-079

Geological Legend

- Felsic volcanoclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

DRAWN BY	DATE	MINES VIRGINIA
REVISED BY	DATE	Coulon Project
SCALE 1:2000		Winter 2011 Drilling Campaign Section 615N - 600W
DWG L43-615N600W		

40.0 0 40.0 80.0 m



CN-07-079
2.22% Zn, 2.80% Cu,
0.01% Pb, 22.06 g/t Ag,
0.23 g/t Au / 9.65m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section 674N - 550W
SCALE 1:2000


CN-11-231
CN-07-055
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA INC
Coulon Project
Winter 2011 Campaign
Section CN-11-231
SCALE 1:2000
DWG CN-11-231


CN-11-232
CN-11-232
1.04% Zn, 0.02% Cu,
0.02% Pb, 0.90 g/t Ag,
0.12 g/t Au / 0.95m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG CN-11-232
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section CN-11-232

CN-11-233

CN-11-233

Geological Legend

- Felsic volcanoclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

DRAWN BY	DATE	MINES VIRGINIA
REVISED BY	DATE	Coulon Project
SCALE 1:2000		Winter 2011 Drilling Campaign Section CN-11-233
DWG CN-11-233		



CN-11-234
CN-11-234
0.43% Zn, 0.03% Cu,
0.16% Pb, 0.60 g/t Ag,
0.00 g/t Au / 1.00m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section CN-11-234
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG CN-11-234



-6873.6
-6823.6
-6773.6
CN-11-235
0
50
100
150
200
250
9700
9650
9600
9550
9500
9450
9400
600
550
500
450
400
350
300
250
V1By
ALT ZONE (V1By)
V2J
V1By
M22(V1By)
V2J
CN-11-235
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section CN-11-235
SCALE 1:2000
DWG CN-11-235
40.0
0
40.0
80.0
m


CN-11-236
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section CN-11-236
SCALE 1:2000
DWG. CN-11-236



CN-11-237
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2011 Drilling Campaign
Section CN-11-237
SCALE 1:2000
DWG CN-11-237

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
2011 Exploration Program, Coulon Project, Québec

MINES VIRGINIA INC.
November 2011

VOLUME 2 OF 2

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Mines Virginia Inc.

and

Louis Grenier, B.Sc., P.Geo
Geologist
Mines Virginia Inc.

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
VIA	Alteration	ALB	Albitisation	
VIA	Alteration	CAR	Carbonatation	
VIA	Alteration	CHL	Chloritasation	
VIA	Alteration	FRE	Fresh-Unaltered	
VIA	Alteration	HEM	Hematisation	
VIA	Alteration	KSP	Potassic Alt	
VIA	Alteration	SER	Sericitisation	
VIA	Alteration	SIL	Silicification	
VIA	Alteration	SUL	Sulfurisation	
VIA	Control	CTC	...associé à un contact	
VIA	Control	CTL	...associé au litage	
VIA	Control	BFR	...bordure de fragments	
VIA	Control	BCO	...bordures de coussins	
VIA	Control	PSC	...dans le plan de la schistosité	
VIA	Control	ZCI	...dans une zone de cisaillement	
VIA	Control	FRP	...en plaquage de fracture	
VIA	Control	VEI	...en veines et veinules	
VIA	Control	GTE	...grid texture	
VIA	Control	PEN	...pénétrant - pervasive	
VIA	Control	RAM	...remplissage d'amygdules	
VIA	Control	STO	...stockwerk	
VIA	Control	VAR	...variable - mottled	
VIA	Control	ZAN	...zones anastomosée	
SIGEOM	Mineralization	Ag	Argent natif (visible)	PRO2000-08
SIGEOM	Mineralization	AS	Arsénopyrite	PRO2000-08
SIGEOM	Mineralization	Bi	Bismuth	PRO2000-08
SIGEOM	Mineralization	BM	Bismuthinite	PRO2000-08
SIGEOM	Mineralization	BS	Bismutite	PRO2000-08
SIGEOM	Mineralization	BN	Bornite	PRO2000-08
SIGEOM	Mineralization	BG	Boulangerite	PRO2000-08
SIGEOM	Mineralization	WO	Bournonite	PRO2000-08
SIGEOM	Mineralization	CT	Chalcocite(ne)	PRO2000-08
SIGEOM	Mineralization	CP	Chalcopyrite	PRO2000-08
SIGEOM	Mineralization	CM	Chromite	PRO2000-08
SIGEOM	Mineralization	CE	Cobaltite	PRO2000-08
SIGEOM	Mineralization	NB	Columbite/Niobite	PRO2000-08
SIGEOM	Mineralization	TO	Columbo-tantalite	PRO2000-08
SIGEOM	Mineralization	CV	Covellite	PRO2000-08
SIGEOM	Mineralization	CF	Cubanite	PRO2000-08
SIGEOM	Mineralization	Cu	Cuivre natif (visible)	PRO2000-08
SIGEOM	Mineralization	CU	Cuprite	PRO2000-08
SIGEOM	Mineralization	DG	Digenite	PRO2000-08
SIGEOM	Mineralization	EM	Électrum	PRO2000-08
SIGEOM	Mineralization	EG	Enargite	PRO2000-08
SIGEOM	Mineralization	Fe	Fer	PRO2000-08
SIGEOM	Mineralization	FM	Ferrimolybdite	PRO2000-08
SIGEOM	Mineralization	GH	Gahnite	PRO2000-08
SIGEOM	Mineralization	GL	Galène	PRO2000-08
SIGEOM	Mineralization	GO	Goethite	PRO2000-08
SIGEOM	Mineralization	HM	Hématite	PRO2000-08
SIGEOM	Mineralization	IM	Ilménite	PRO2000-08
SIGEOM	Mineralization	LM	Limonite	PRO2000-08
SIGEOM	Mineralization	LG	Loellingite	PRO2000-08
SIGEOM	Mineralization	MG	Magnétite	PRO2000-08
SIGEOM	Mineralization	MC	Malachite	PRO2000-08
SIGEOM	Mineralization	MS	Marcasite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralization	MK	Merenskyite	PRO2000-08
SIGEOM	Mineralization	NS	Millerite	PRO2000-08
SIGEOM	Mineralization	OP	Minéraux opaques	PRO2000-08
SIGEOM	Mineralization	MR	Minéraux radioactifs	PRO2000-08
SIGEOM	Mineralization	MO	Molybdénite	PRO2000-08
SIGEOM	Mineralization	MB	Molybdite(dine)	PRO2000-08
SIGEOM	Mineralization	UN	Nickeline	PRO2000-08
SIGEOM	Mineralization	VG	Or natif (visible)	
SIGEOM	Mineralization	OF	Oxyde de fer	PRO2000-08
SIGEOM	Mineralization	PB	Pechblende	PRO2000-08
SIGEOM	Mineralization	PD	Pentlandite	PRO2000-08
SIGEOM	Mineralization	PY	Pyrite	PRO2000-08
SIGEOM	Mineralization	PM	Pyrochlore	PRO2000-08
SIGEOM	Mineralization	PO	Pyrrhotine	PRO2000-08
SIGEOM	Mineralization	SW	Scheelite	PRO2000-08
SIGEOM	Mineralization	SG	Sélénite	PRO2000-08
SIGEOM	Mineralization	Se	Sélénium	PRO2000-08
SIGEOM	Mineralization	S	Souffre	PRO2000-08
SIGEOM	Mineralization	HS	Spécularite	PRO2000-08
SIGEOM	Mineralization	SP	Sphalérite	PRO2000-08
SIGEOM	Mineralization	SB	Stibine/Stibnite	PRO2000-08
SIGEOM	Mineralization	HD	Stilbite (Heulandite)	PRO2000-08
SIGEOM	Mineralization	SF	Sulfures	PRO2000-08
SIGEOM	Mineralization	OT	Tétraferroplatine	PRO2000-08
SIGEOM	Mineralization	TH	Tétrahédrite	PRO2000-08
SIGEOM	Mineralization	TR	Thorianite	PRO2000-08
SIGEOM	Mineralization	TI	Thorite	PRO2000-08
SIGEOM	Mineralization	NM	Titanomagnétite	PRO2000-08
SIGEOM	Mineralization	UR	Uraninite	PRO2000-08
SIGEOM	Mineralization	UP	Uranophane	PRO2000-08
SIGEOM	Mineralization	UI	Uranopilite	PRO2000-08
SIGEOM	Mineralization	UH	Uranothorianite	PRO2000-08
SIGEOM	Mineralization	UT	Uranothorite	PRO2000-08
SIGEOM	Mineralization	GU	Uvarovite	PRO2000-08
SIGEOM	Mineralization	WF	Wolframite	PRO2000-08
SIGEOM	Mineralogy	AV	Acanthite	PRO2000-08
SIGEOM	Mineralogy	AC	Actinote	PRO2000-08
SIGEOM	Mineralogy	EC	Aeschynite - Y	PRO2000-08
SIGEOM	Mineralogy	AE	Agate	PRO2000-08
SIGEOM	Mineralogy	BP	Aikinite	PRO2000-08
SIGEOM	Mineralogy	KA	Akermanite	PRO2000-08
SIGEOM	Mineralogy	AB	Albite	PRO2000-08
SIGEOM	Mineralogy	AL	Allanite	PRO2000-08
SIGEOM	Mineralogy	TP	Altaïte	PRO2000-08
SIGEOM	Mineralogy	AI	Amazonite	PRO2000-08
SIGEOM	Mineralogy	AH	Améthyste	PRO2000-08
SIGEOM	Mineralogy	AO	Amiante (Asbestos)	PRO2000-08
SIGEOM	Mineralogy	AM	Amphibole	PRO2000-08
SIGEOM	Mineralogy	NT	Anatase	PRO2000-08
SIGEOM	Mineralogy	AD	Andalousite	PRO2000-08
SIGEOM	Mineralogy	AA	Andésine	PRO2000-08
SIGEOM	Mineralogy	GD	Andradite	PRO2000-08
SIGEOM	Mineralogy	LR	Anglésite	PRO2000-08
SIGEOM	Mineralogy	AY	Anhydrite	PRO2000-08
SIGEOM	Mineralogy	AK	Ankérite	PRO2000-08
SIGEOM	Mineralogy	NG	Annabergite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	AN	Anorthite	PRO2000-08
SIGEOM	Mineralogy	AT	Anthophyllite	PRO2000-08
SIGEOM	Mineralogy	Sb	Antimoine	PRO2000-08
SIGEOM	Mineralogy	AP	Apatite	PRO2000-08
SIGEOM	Mineralogy	OA	Aragonite	PRO2000-08
SIGEOM	Mineralogy	AG	Augite	PRO2000-08
SIGEOM	Mineralogy	AU	Autunite	PRO2000-08
SIGEOM	Mineralogy	NF	Awaruite	PRO2000-08
SIGEOM	Mineralogy	AX	Axinite	PRO2000-08
SIGEOM	Mineralogy	AZ	Azurite	PRO2000-08
SIGEOM	Mineralogy	BR	Barytine	PRO2000-08
SIGEOM	Mineralogy	BA	Bastnaesite	PRO2000-08
SIGEOM	Mineralogy	BL	Béryl	PRO2000-08
SIGEOM	Mineralogy	BF	Bétafite	PRO2000-08
SIGEOM	Mineralogy	BO	Biotite	PRO2000-08
SIGEOM	Mineralogy	BI	Birnessite	PRO2000-08
SIGEOM	Mineralogy	BD	Boltwoodite	PRO2000-08
SIGEOM	Mineralogy	DI	Braggite	PRO2000-08
SIGEOM	Mineralogy	BE	Brannerite	PRO2000-08
SIGEOM	Mineralogy	BV	Bravoite	PRO2000-08
SIGEOM	Mineralogy	BU	Britholite	PRO2000-08
SIGEOM	Mineralogy	BH	Brochantite	PRO2000-08
SIGEOM	Mineralogy	BC	Brucite	PRO2000-08
SIGEOM	Mineralogy	BT	Bytownite	PRO2000-08
SIGEOM	Mineralogy	CA	Calaverite	PRO2000-08
SIGEOM	Mineralogy	CQ	Calcédoine	PRO2000-08
SIGEOM	Mineralogy	CC	Calcite	PRO2000-08
SIGEOM	Mineralogy	CB	Carbonate	PRO2000-08
SIGEOM	Mineralogy	CJ	Cattierite	PRO2000-08
SIGEOM	Mineralogy	WD	Cérussite	PRO2000-08
SIGEOM	Mineralogy	OS	Cervantite	PRO2000-08
SIGEOM	Mineralogy	ZB	Chabazite(Chabasite)	PRO2000-08
SIGEOM	Mineralogy	DN	Chamosite	PRO2000-08
SIGEOM	Mineralogy	CH	Chert	PRO2000-08
SIGEOM	Mineralogy	CO	Chloanthite	PRO2000-08
SIGEOM	Mineralogy	CL	Chlorite	PRO2000-08
SIGEOM	Mineralogy	CR	Chloritoïde	PRO2000-08
SIGEOM	Mineralogy	HR	Chondrodite	PRO2000-08
SIGEOM	Mineralogy	CY	Chrysocolle	PRO2000-08
SIGEOM	Mineralogy	CS	Chrysotile	PRO2000-08
SIGEOM	Mineralogy	UC	Clarkeite	PRO2000-08
SIGEOM	Mineralogy	CI	Clevelandite	PRO2000-08
SIGEOM	Mineralogy	HO	Clinohypersthene	PRO2000-08
SIGEOM	Mineralogy	CX	Clinopyroxène	PRO2000-08
SIGEOM	Mineralogy	CZ	Clinozoïsite	PRO2000-08
SIGEOM	Mineralogy	UB	Coffinite	PRO2000-08
SIGEOM	Mineralogy	OO	Coopérite	PRO2000-08
SIGEOM	Mineralogy	CD	Cordiérite	PRO2000-08
SIGEOM	Mineralogy	CN	Corindon	PRO2000-08
SIGEOM	Mineralogy	PI	Cosalite	PRO2000-08
SIGEOM	Mineralogy	CK	Cryptomelane	PRO2000-08
SIGEOM	Mineralogy	CG	Cummingtonite	PRO2000-08
SIGEOM	Mineralogy	ZU	Cyrtolite	PRO2000-08
SIGEOM	Mineralogy	DT	Danaite	PRO2000-08
SIGEOM	Mineralogy	DL	Devilline	PRO2000-08
SIGEOM	Mineralogy	DP	Diopside	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	DJ	Djurleite	PRO2000-08
SIGEOM	Mineralogy	DM	Dolomite	PRO2000-08
SIGEOM	Mineralogy	TG	Dravite	PRO2000-08
SIGEOM	Mineralogy	DS	Dravite-Schorlite	PRO2000-08
SIGEOM	Mineralogy	ES	Enstatite	PRO2000-08
SIGEOM	Mineralogy	EP	Epidote	PRO2000-08
SIGEOM	Mineralogy	ER	Erythrite	PRO2000-08
SIGEOM	Mineralogy	EU	Eudialyte	PRO2000-08
SIGEOM	Mineralogy	EX	Euxénite - (Y)	PRO2000-08
SIGEOM	Mineralogy	FA	Fayalite	PRO2000-08
SIGEOM	Mineralogy	FP	Feldspath	PRO2000-08
SIGEOM	Mineralogy	FN	Feldspath noir	PRO2000-08
SIGEOM	Mineralogy	FK	Feldspath potassique	PRO2000-08
SIGEOM	Mineralogy	FV	Feldspath vert/brun	PRO2000-08
SIGEOM	Mineralogy	FD	Feldspathoïde	PRO2000-08
SIGEOM	Mineralogy	FT	Ferghanite	PRO2000-08
SIGEOM	Mineralogy	FS	Fergusonite	PRO2000-08
SIGEOM	Mineralogy	FB	Fibrolite	PRO2000-08
SIGEOM	Mineralogy	AF	Fluorapatite	PRO2000-08
SIGEOM	Mineralogy	FL	Fluorite (fluorine)	PRO2000-08
SIGEOM	Mineralogy	FO	Forstérite	PRO2000-08
SIGEOM	Mineralogy	FR	Franklinite	PRO2000-08
SIGEOM	Mineralogy	FG	Freibergite	PRO2000-08
SIGEOM	Mineralogy	FC	Fuchsite	PRO2000-08
SIGEOM	Mineralogy	NC	Gaspéite	PRO2000-08
SIGEOM	Mineralogy	GT	Gédrite	PRO2000-08
SIGEOM	Mineralogy	NA	Gersdorffite	PRO2000-08
SIGEOM	Mineralogy	GC	Glaucophane	PRO2000-08
SIGEOM	Mineralogy	GP	Graphite	PRO2000-08
SIGEOM	Mineralogy	GF	Greenalite	PRO2000-08
SIGEOM	Mineralogy	GK	Greenockite	PRO2000-08
SIGEOM	Mineralogy	GR	Grenat	PRO2000-08
SIGEOM	Mineralogy	GM	Grenat manganésifère	PRO2000-08
SIGEOM	Mineralogy	GA	Grenat-almandin	PRO2000-08
SIGEOM	Mineralogy	GG	Grenat-grossulaire	PRO2000-08
SIGEOM	Mineralogy	GY	Grenat-pyrope	PRO2000-08
SIGEOM	Mineralogy	GN	Grunérite	PRO2000-08
SIGEOM	Mineralogy	UD	Gudmundite	PRO2000-08
SIGEOM	Mineralogy	GB	Gummite	PRO2000-08
SIGEOM	Mineralogy	GI	Gunningite	PRO2000-08
SIGEOM	Mineralogy	GE	Gypse	PRO2000-08
SIGEOM	Mineralogy	HL	Halite	PRO2000-08
SIGEOM	Mineralogy	HZ	Heazlewoodite	PRO2000-08
SIGEOM	Mineralogy	HG	Hédenbergite	PRO2000-08
SIGEOM	Mineralogy	HE	Hemimorphite	PRO2000-08
SIGEOM	Mineralogy	HC	Hercynite	PRO2000-08
SIGEOM	Mineralogy	HK	Holmquistite	PRO2000-08
SIGEOM	Mineralogy	HB	Hornblende	PRO2000-08
SIGEOM	Mineralogy	HT	Hydrocerussite	PRO2000-08
SIGEOM	Mineralogy	HN	Hydromagnésite	PRO2000-08
SIGEOM	Mineralogy	ZH	Hydrozincite	PRO2000-08
SIGEOM	Mineralogy	HP	Hypersthène	PRO2000-08
SIGEOM	Mineralogy	ID	Idaite	PRO2000-08
SIGEOM	Mineralogy	IG	Iddingsite	PRO2000-08
SIGEOM	Mineralogy	IR	Iriginite	PRO2000-08
SIGEOM	Mineralogy	IF	Isoferroplatine	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	JA	Jade	PRO2000-08
SIGEOM	Mineralogy	JS	Jarosite	PRO2000-08
SIGEOM	Mineralogy	JP	Jaspe	PRO2000-08
SIGEOM	Mineralogy	KL	Kaolinite	PRO2000-08
SIGEOM	Mineralogy	KS	Kasolite	PRO2000-08
SIGEOM	Mineralogy	KM	Kermésite	PRO2000-08
SIGEOM	Mineralogy	KK	Klockmannite	PRO2000-08
SIGEOM	Mineralogy	KP	Kornérupine	PRO2000-08
SIGEOM	Mineralogy	KR	Krennerite	PRO2000-08
SIGEOM	Mineralogy	KN	Kyanite/Disthène	PRO2000-08
SIGEOM	Mineralogy	LB	Labradorite	PRO2000-08
SIGEOM	Mineralogy	LU	Laumontite	PRO2000-08
SIGEOM	Mineralogy	LI	Laurite	PRO2000-08
SIGEOM	Mineralogy	LS	Lawsonite	PRO2000-08
SIGEOM	Mineralogy	LD	Lepidocrocite	PRO2000-08
SIGEOM	Mineralogy	LP	Lépidolite	PRO2000-08
SIGEOM	Mineralogy	LE	Lessingite	PRO2000-08
SIGEOM	Mineralogy	LC	Leucite	PRO2000-08
SIGEOM	Mineralogy	LX	Leucoxène	PRO2000-08
SIGEOM	Mineralogy	LN	Linnaéite	PRO2000-08
SIGEOM	Mineralogy	DH	Maghémite	PRO2000-08
SIGEOM	Mineralogy	IC	Magnésiochromite	PRO2000-08
SIGEOM	Mineralogy	MN	Magnésite	PRO2000-08
SIGEOM	Mineralogy	MM	Manganite	PRO2000-08
SIGEOM	Mineralogy	MT	Mariposite	PRO2000-08
SIGEOM	Mineralogy	ZF	Marmatite	PRO2000-08
SIGEOM	Mineralogy	MH	Martite	PRO2000-08
SIGEOM	Mineralogy	ME	Mélilite	PRO2000-08
SIGEOM	Mineralogy	MW	Melonite	PRO2000-08
SIGEOM	Mineralogy	NE	Ménéghinite	PRO2000-08
SIGEOM	Mineralogy	MP	Mésoperthite	PRO2000-08
SIGEOM	Mineralogy	WH	Meymacite	PRO2000-08
SIGEOM	Mineralogy	MI	Mica	PRO2000-08
SIGEOM	Mineralogy	ML	Microcline	PRO2000-08
SIGEOM	Mineralogy	MA	Minéraux argileux	PRO2000-08
SIGEOM	Mineralogy	MD	Minéraux décoratifs	PRO2000-08
SIGEOM	Mineralogy	MX	Minéraux lourds	PRO2000-08
SIGEOM	Mineralogy	MF	Minéraux mafiques	PRO2000-08
SIGEOM	Mineralogy	MU	Minnesotaite	PRO2000-08
SIGEOM	Mineralogy	MZ	Monazite	PRO2000-08
SIGEOM	Mineralogy	OM	Monticellite	PRO2000-08
SIGEOM	Mineralogy	MV	Muscovite	PRO2000-08
SIGEOM	Mineralogy	NP	Néphéline	PRO2000-08
SIGEOM	Mineralogy	OI	Niocalite	PRO2000-08
SIGEOM	Mineralogy	OC	Ocre	PRO2000-08
SIGEOM	Mineralogy	OG	Oligoclasse	PRO2000-08
SIGEOM	Mineralogy	OV	Olivine	PRO2000-08
SIGEOM	Mineralogy	OR	Orthoclase (orthose)	PRO2000-08
SIGEOM	Mineralogy	OX	Orthopyroxène	PRO2000-08
SIGEOM	Mineralogy	OL	Ottrelite	PRO2000-08
SIGEOM	Mineralogy	OH	Oxyhornblende (Hornblende brune)	PRO2000-08
SIGEOM	Mineralogy	PE	Paragonite	PRO2000-08
SIGEOM	Mineralogy	PT	Penninite/Pennine	PRO2000-08
SIGEOM	Mineralogy	II	Péristérite	PRO2000-08
SIGEOM	Mineralogy	PK	Perovskite	PRO2000-08
SIGEOM	Mineralogy	PR	Perthite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	PZ	Petzite	PRO2000-08
SIGEOM	Mineralogy	PA	Phénacite/Phénakite	PRO2000-08
SIGEOM	Mineralogy	PH	Phlogopite	PRO2000-08
SIGEOM	Mineralogy	PU	Phosphuranylite	PRO2000-08
SIGEOM	Mineralogy	AR	Picrolite	PRO2000-08
SIGEOM	Mineralogy	PC	Pistachite	PRO2000-08
SIGEOM	Mineralogy	PG	Plagioclase	PRO2000-08
SIGEOM	Mineralogy	ZP	Pollucite	PRO2000-08
SIGEOM	Mineralogy	PJ	Posniakite	PRO2000-08
SIGEOM	Mineralogy	PN	Préhnite	PRO2000-08
SIGEOM	Mineralogy	PP	Pumpellyite	PRO2000-08
SIGEOM	Mineralogy	PS	Pyrolusite	PRO2000-08
SIGEOM	Mineralogy	PL	Pyrophyllite	PRO2000-08
SIGEOM	Mineralogy	PX	Pyroxène	PRO2000-08
SIGEOM	Mineralogy	QZ	Quartz	PRO2000-08
SIGEOM	Mineralogy	QB	Quartz bleu	PRO2000-08
SIGEOM	Mineralogy	RD	Rhodochrosite	PRO2000-08
SIGEOM	Mineralogy	RN	Rhodonite	PRO2000-08
SIGEOM	Mineralogy	RB	Riebeckite	PRO2000-08
SIGEOM	Mineralogy	RM	Romanechite	PRO2000-08
SIGEOM	Mineralogy	RC	Roscoelite	PRO2000-08
SIGEOM	Mineralogy	RZ	Rozénite	PRO2000-08
SIGEOM	Mineralogy	RL	Rutile	PRO2000-08
SIGEOM	Mineralogy	FF	Safflorite	PRO2000-08
SIGEOM	Mineralogy	SK	Samarskite	PRO2000-08
SIGEOM	Mineralogy	UL	Samarskite - (Y)	PRO2000-08
SIGEOM	Mineralogy	SA	Sanidine	PRO2000-08
SIGEOM	Mineralogy	SH	Sapphirine	PRO2000-08
SIGEOM	Mineralogy	SC	Scapolite	PRO2000-08
SIGEOM	Mineralogy	TF	Schorlite(Schorl)	PRO2000-08
SIGEOM	Mineralogy	VS	Sénarmontite	PRO2000-08
SIGEOM	Mineralogy	SR	Séricite	PRO2000-08
SIGEOM	Mineralogy	ST	Serpentine	PRO2000-08
SIGEOM	Mineralogy	SD	Sidérite(sidérose)	PRO2000-08
SIGEOM	Mineralogy	SI	Sidérotil	PRO2000-08
SIGEOM	Mineralogy	SM	Sillimanite	PRO2000-08
SIGEOM	Mineralogy	DW	Sklodowskite	PRO2000-08
SIGEOM	Mineralogy	TW	Smaltite/Smaltine	PRO2000-08
SIGEOM	Mineralogy	ZO	Smithsonite	PRO2000-08
SIGEOM	Mineralogy	SS	Sodalite	PRO2000-08
SIGEOM	Mineralogy	DY	Soddyite	PRO2000-08
SIGEOM	Mineralogy	GS	Spessartine	PRO2000-08
SIGEOM	Mineralogy	SN	Sphène/Titanite	PRO2000-08
SIGEOM	Mineralogy	SL	Spinelle	PRO2000-08
SIGEOM	Mineralogy	SO	Spodumène	PRO2000-08
SIGEOM	Mineralogy	NN	Stannite	PRO2000-08
SIGEOM	Mineralogy	SY	Starkéyite	PRO2000-08
SIGEOM	Mineralogy	SU	Staurotide	PRO2000-08
SIGEOM	Mineralogy	TS	Stéatite	PRO2000-08
SIGEOM	Mineralogy	ON	Stibiconite	PRO2000-08
SIGEOM	Mineralogy	SE	Stilpnomélane	PRO2000-08
SIGEOM	Mineralogy	SV	Sylvanite	PRO2000-08
SIGEOM	Mineralogy	SZ	Szomolnokite	PRO2000-08
SIGEOM	Mineralogy	TC	Talc	PRO2000-08
SIGEOM	Mineralogy	TN	Tantalite	PRO2000-08
SIGEOM	Mineralogy	TB	Tellurobismuthite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	TT	Tennantite	PRO2000-08
SIGEOM	Mineralogy	TE	Tenorite	PRO2000-08
SIGEOM	Mineralogy	TD	Tétradymite	PRO2000-08
SIGEOM	Mineralogy	ZT	Thomsonite	PRO2000-08
SIGEOM	Mineralogy	HU	Thucholite	PRO2000-08
SIGEOM	Mineralogy	TZ	Topaze	PRO2000-08
SIGEOM	Mineralogy	TU	Torbernite	PRO2000-08
SIGEOM	Mineralogy	TL	Tourmaline	PRO2000-08
SIGEOM	Mineralogy	TA	Tourmaline zincifère	PRO2000-08
SIGEOM	Mineralogy	TM	Trémolite	PRO2000-08
SIGEOM	Mineralogy	US	Ulvöspinel	PRO2000-08
SIGEOM	Mineralogy	VA	Valentinite	PRO2000-08
SIGEOM	Mineralogy	VL	Valleriite	PRO2000-08
SIGEOM	Mineralogy	VR	Vermiculite	PRO2000-08
SIGEOM	Mineralogy	VV	Vésuvianite	PRO2000-08
SIGEOM	Mineralogy	VO	Violarite	PRO2000-08
SIGEOM	Mineralogy	WM	Willemite	PRO2000-08
SIGEOM	Mineralogy	WS	Wilsonite	PRO2000-08
SIGEOM	Mineralogy	WL	Wollastonite	PRO2000-08
SIGEOM	Mineralogy	WN	Wulfenite	PRO2000-08
SIGEOM	Mineralogy	TX	Xénotime-(Y)	PRO2000-08
SIGEOM	Mineralogy	ZL	Zéolite	PRO2000-08
SIGEOM	Mineralogy	ZN	Zincite	PRO2000-08
SIGEOM	Mineralogy	ZC	Zircon	PRO2000-08
SIGEOM	Mineralogy	ZS	Zoïsite	PRO2000-08
SIGEOM	Fossils	XX	Autres	PRO2000-08
SIGEOM	Fossils	XB	Bioclastes	PRO2000-08
SIGEOM	Fossils	YB	Brachiopodes	PRO2000-08
SIGEOM	Fossils	YZ	Bryozoaires	PRO2000-08
SIGEOM	Fossils	YC	Céphalopodes	PRO2000-08
SIGEOM	Fossils	XC	Ciment	PRO2000-08
SIGEOM	Fossils	YA	Conulaires	PRO2000-08
SIGEOM	Fossils	YX	Coraux	PRO2000-08
SIGEOM	Fossils	YR	Crinoïdes	PRO2000-08
SIGEOM	Fossils	YD	Échinodermes	PRO2000-08
SIGEOM	Fossils	YE	Éponges	PRO2000-08
SIGEOM	Fossils	YY	Fossile	PRO2000-08
SIGEOM	Fossils	YT	Gastéropodes	PRO2000-08
SIGEOM	Fossils	YG	Graptolites	PRO2000-08
SIGEOM	Fossils	XH	Hydrocarbures	PRO2000-08
SIGEOM	Fossils	XL	Liant	PRO2000-08
SIGEOM	Fossils	XR	Lithoclastes	PRO2000-08
SIGEOM	Fossils	XG	Matière organique	PRO2000-08
SIGEOM	Fossils	XM	Matrice	PRO2000-08
SIGEOM	Fossils	XT	Oncolites	PRO2000-08
SIGEOM	Fossils	XO	Oolites	PRO2000-08
SIGEOM	Fossils	YO	Ostracodes	PRO2000-08
SIGEOM	Fossils	YP	Pélécipodes	PRO2000-08
SIGEOM	Fossils	XP	Pellets	PRO2000-08
SIGEOM	Fossils	XD	Péloïdes	PRO2000-08
SIGEOM	Fossils	YN	Plantes	PRO2000-08
SIGEOM	Fossils	YK	Poissons	PRO2000-08
SIGEOM	Fossils	YS	Stromatoïdes	PRO2000-08
SIGEOM	Fossils	YI	Stromatoporoïdes	PRO2000-08
SIGEOM	Fossils	YF	Traces fossiles	PRO2000-08
SIGEOM	Fossils	YL	Trilobites	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I4QA	Aillikite	MB96-28
SIGEOM	Rock	I1K	Alaskite	MB96-28
SIGEOM	Rock	I4OA	Alnoite	MB96-28
SIGEOM	Rock	V2J	Andésite	MB96-28
SIGEOM	Rock	S12C	Anhydrite	MB96-28
SIGEOM	Rock	I3G	Anorthosite	MB96-28
SIGEOM	Rock	I3T	Anorthosite à hyperstène	MB96-28
SIGEOM	Rock	I3GR	Anorthosite foidifère	MB96-28
SIGEOM	Rock	I3H	Anorthosite gabbroique	MB96-28
SIGEOM	Rock	I3GQ	Anorthosite quartzifère	MB96-28
SIGEOM	Rock	I1F	Aplite	MB96-28
SIGEOM	Rock	S2	Arénite	MB96-28
SIGEOM	Rock	S2D	Arénite arkosique	MB96-28
SIGEOM	Rock	S2E	Arénite lithique	MB96-28
SIGEOM	Rock	S2A	Arénite Quartizitique	MB96-28
SIGEOM	Rock	S1C	Arkose	MB96-28
SIGEOM	Rock	S2C	Arkose	MB96-28
SIGEOM	Rock	S7J	Bafflestone	MB96-28
SIGEOM	Rock	V3B	Basalte	MB96-28
SIGEOM	Rock	V3E	Basalte à olivine	MB96-28
SIGEOM	Rock	V3C	Basalte à quartz	MB96-28
SIGEOM	Rock	V3A	Basalte andésitique/Andésite basaltique	MB96-28
SIGEOM	Rock	V3F	Basalte magnésien	MB96-28
SIGEOM	Rock	V3H	Basanite	MB96-28
SIGEOM	Rock	V3HP	Basanite phonolitique	MB96-28
SIGEOM	Rock	V2FB	Benmoréite	MB96-28
SIGEOM	Rock	V3J	Bonninite	MB96-28
SIGEOM	Rock	S7I	Boundstone	MB96-28
SIGEOM	Rock	S5	Brèche	MB96-28
SIGEOM	Rock	S5G	Brèche Intraformationnel	MB96-28
SIGEOM	Rock	S5H	Brèche Intraformationnel Fermé	MB96-28
SIGEOM	Rock	S5I	Brèche Intraformationnel Ouvert	MB96-28
SIGEOM	Rock	S5A	Brèche Monogénique	MB96-28
SIGEOM	Rock	S5B	Brèche Monogénique Fermé	MB96-28
SIGEOM	Rock	S5C	Brèche Monogénique Ouvert	MB96-28
SIGEOM	Rock	S5D	Brèche Polygénique	MB96-28
SIGEOM	Rock	S5E	Brèche Polygénique Fermé	MB96-28
SIGEOM	Rock	S5F	Brèche Polygénique Ouvert	MB96-28
SIGEOM	Rock	S7	Calcaire	MB96-28
SIGEOM	Rock	S7C	Calcarénite	MB96-28
SIGEOM	Rock	S7A	Calcilulite	MB96-28
SIGEOM	Rock	I4QC	Calciocarbonatite	MB96-28
SIGEOM	Rock	S7D	calcirudite	MB96-28
SIGEOM	Rock	S7B	calcisiltite	MB96-28
SIGEOM	Rock	I4OC	Camptonite	MB96-28
SIGEOM	Rock	I4Q	Carbonatite	MB96-28
SIGEOM	Rock	I1P	Charnockite (Granite à hyperstène)	MB96-28
SIGEOM	Rock	I1O	Charnockite à feldspath alcalin	MB96-28
SIGEOM	Rock	S10	Chert	MB96-28
SIGEOM	Rock	S10B	Chert Carbonaté	MB96-28
SIGEOM	Rock	S10F	Chert Ferrugineux	MB96-28
SIGEOM	Rock	S10E	Chert Graphiteux/Carboné	MB96-28
SIGEOM	Rock	S10A	Chert Oxydé	MB96-28
SIGEOM	Rock	S10C	Chert Silicaté	MB96-28
SIGEOM	Rock	S10D	Chert Sulfuré	MB96-28
SIGEOM	Rock	S6H	Clayshale	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	S6I	Clayslate	MB96-28
SIGEOM	Rock	S6G	Claystone	MB96-28
SIGEOM	Rock	I4C	Clinopyroxénite	MB96-28
SIGEOM	Rock	I4F	Clinopyroxénite à olivine	MB96-28
SIGEOM	Rock	V1BC	Commendite	MB96-28
SIGEOM	Rock	S4	Conglomérat	MB96-28
SIGEOM	Rock	S4G	Conglomérat intraformationnel	MB96-28
SIGEOM	Rock	S4H	Conglomérat intraformationnel Fermé	MB96-28
SIGEOM	Rock	S4I	Conglomérat intraformationnel Ouvert	MB96-28
SIGEOM	Rock	S4A	Conglomérat monogénique	MB96-28
SIGEOM	Rock	S4B	Conglomérat monogénique fermé	MB96-28
SIGEOM	Rock	S4C	Conglomérat monogénique Ouvert	MB96-28
SIGEOM	Rock	S4D	Conglomérat polygénique	MB96-28
SIGEOM	Rock	S4E	Conglomérat polygénique Fermé	MB96-28
SIGEOM	Rock	S4F	Conglomérat polygénique Ouvert	MB96-28
SIGEOM	Rock	V1D	Dacite	MB96-28
SIGEOM	Rock	I4QD	Damtjernite	MB96-28
SIGEOM	Rock	I3B	Diabase	MB96-28
SIGEOM	Rock	I3M	Diabase à olivine	MB96-28
SIGEOM	Rock	I3F	Diabase à quatrz	MB96-28
SIGEOM	Rock	I2J	Diorite	MB96-28
SIGEOM	Rock	I2Q	Diorite à hyperstène	MB96-28
SIGEOM	Rock	I2JR	Diorite foidifère	MB96-28
SIGEOM	Rock	I2JF	Diorite foidique	MB96-28
SIGEOM	Rock	I2I	Diorite quartzifère	MB96-28
SIGEOM	Rock	S8C	Dolarénite	MB96-28
SIGEOM	Rock	S8A	Dololutite	MB96-28
SIGEOM	Rock	S8	Dolomite	MB96-28
SIGEOM	Rock	S8D	Dolorudite	MB96-28
SIGEOM	Rock	S8B	Dolosilite	MB96-28
SIGEOM	Rock	I4M	Dunite	MB96-28
SIGEOM	Rock	I1T	Enderbite (Tonalite à hyperstène)	MB96-28
SIGEOM	Rock	S12	Évaporite	MB96-28
SIGEOM	Rock	S11	Exhalite	MB96-28
SIGEOM	Rock	I4QF	Ferrocarbonatite	MB96-28
SIGEOM	Rock	I3D	Ferrogabbro	MB96-28
SIGEOM	Rock	I1N	Filon/Veine de quartz	MB96-28
SIGEOM	Rock	V4I	Foidite	MB96-28
SIGEOM	Rock	V4IP	Foidite phonolitique	MB96-28
SIGEOM	Rock	V4IT	Foidite téphritique	MB96-28
SIGEOM	Rock	I4S	Foidolite	MB96-28
SIGEOM	Rock	S9	Formation de fer	MB96-28
SIGEOM	Rock	S9C	Formation de fer Carbonatée	MB96-28
SIGEOM	Rock	S9A	Formation de fer indéterminée	MB96-28
SIGEOM	Rock	S9B	Formation de fer oxydée	MB96-28
SIGEOM	Rock	S9D	Formation de fer Silicatée	MB96-28
SIGEOM	Rock	S9E	Formation de fer Sulfurée	MB96-28
SIGEOM	Rock	I3A	Gabbro	MB96-28
SIGEOM	Rock	I3K	Gabbro à olivine	MB96-28
SIGEOM	Rock	I3E	Gabbro à quartz	MB96-28
SIGEOM	Rock	I3I	Gabbro anorthosite	MB96-28
SIGEOM	Rock	I3AR	Gabbro foidifère	MB96-28
SIGEOM	Rock	I3Q	Gabbronorite	MB96-28
SIGEOM	Rock	I3R	Gabbronorite à olivine	MB96-28
SIGEOM	Rock	S7H	Grainstone	MB96-28
SIGEOM	Rock	I1B	Granite	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I1A	Granite à feldspath alcalin	MB96-28
SIGEOM	Rock	I1I	Granitoide riche en quartz	MB96-28
SIGEOM	Rock	I1C	Granodiorite	MB96-28
SIGEOM	Rock	I1S	Grano-diotite à hyperstène	MB96-28
SIGEOM	Rock	I1H	Granophyre	MB96-28
SIGEOM	Rock	S1	Grès	MB96-28
SIGEOM	Rock	S1D	Grès Arkosique	MB96-28
SIGEOM	Rock	S1B	Grès Feldspathique	MB96-28
SIGEOM	Rock	S1E	Grès Lithique	MB96-28
SIGEOM	Rock	S1F	Grès Lithique subfeldspathitique	MB96-28
SIGEOM	Rock	S1A	Grès Quartzique	MB96-28
SIGEOM	Rock	S12D	Gypse	MB96-28
SIGEOM	Rock	S12A	Halite	MB96-28
SIGEOM	Rock	I4L	Harzburgite	MB96-28
SIGEOM	Rock	V3DH	Hawaiite	MB96-28
SIGEOM	Rock	I4A	Hornblendite	MB96-28
SIGEOM	Rock	V2JI	Icelandite	MB96-28
SIGEOM	Rock	V3AI	Icelandite basaltique	MB96-28
SIGEOM	Rock	I1	Intrusion felsique	MB96-28
SIGEOM	Rock	I2	Intrusion Intermédiaire	MB96-28
SIGEOM	Rock	I3	Intrusion mafique	MB96-28
SIGEOM	Rock	I4	Intrusion ultramafique	MB96-28
SIGEOM	Rock	S10J	Jaspe, Jaspilite	MB96-28
SIGEOM	Rock	I2P	Jotunite (Monzodiorite à hyperstène)	MB96-28
SIGEOM	Rock	I3OK	Kersantite	MB96-28
SIGEOM	Rock	I4P	Kimberlite	MB96-28
SIGEOM	Rock	I4PA	Kimberlite (groupe I)	MB96-28
SIGEOM	Rock	I4PB	Kimberlite (groupe II)	MB96-28
SIGEOM	Rock	V4A	Komatiite	MB96-28
SIGEOM	Rock	V4D	Komatiite dunitique	MB96-28
SIGEOM	Rock	V4C	Komatiite péridotitique	MB96-28
SIGEOM	Rock	V4B	Komatiite pyroxénitique	MB96-28
SIGEOM	Rock	I4R	Lamproite	MB96-28
SIGEOM	Rock	I3O	Lamprophyre mafique	MB96-28
SIGEOM	Rock	I4O	Lamprophyre ultrabasique	MB96-28
SIGEOM	Rock	V2FL	Latite	MB96-28
SIGEOM	Rock	V2LR	Latite foidifère	MB96-28
SIGEOM	Rock	V2E	Latite quartzifère	MB96-28
SIGEOM	Rock	I3P	Leuconorite	MB96-28
SIGEOM	Rock	I4K	Lherzolite	MB96-28
SIGEOM	Rock	I4QM	Magnésiocarbonatite	MB96-28
SIGEOM	Rock	I2O	Mangérite (Monzonite à hyperstène)	MB96-28
SIGEOM	Rock	V4E	Meimechite	MB96-28
SIGEOM	Rock	V4F	Melilitite	MB96-28
SIGEOM	Rock	V4FO	Melilitite à olivine	MB96-28
SIGEOM	Rock	I4T	Mélilitolite	MB96-28
SIGEOM	Rock	I3OM	Minette	MB96-28
SIGEOM	Rock	I4OM	Monchiquite	MB96-28
SIGEOM	Rock	I2H	Monzodiorite	MB96-28
SIGEOM	Rock	I2HR	Monzodiorite foidifère	MB96-28
SIGEOM	Rock	I2HF	Monzodiorite foidique	MB96-28
SIGEOM	Rock	I2G	Monzodiorite quartzifère	MB96-28
SIGEOM	Rock	I3C	Monzogabbro	MB96-28
SIGEOM	Rock	I3CR	Monzogabbro foidifère	MB96-28
SIGEOM	Rock	I3CF	Monzogabbro foidique	MB96-28
SIGEOM	Rock	I3CQ	Monzogabbro quartzifère	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I1M	Monzo-Granite	MB96-28
SIGEOM	Rock	I1R	Monzo-granite à hyperstène	MB96-28
SIGEOM	Rock	I2F	Monzonite	MB96-28
SIGEOM	Rock	I2FR	Monzonite foidifère	MB96-28
SIGEOM	Rock	I2E	Monzonite quartzifère	MB96-28
SIGEOM	Rock	I3S	Monzonorite	MB96-28
SIGEOM	Rock	I2K	Monzosyénite	MB96-28
SIGEOM	Rock	I2KF	Monzosyénite foidique	MB96-28
SIGEOM	Rock	OB	Mort Terrain (Overburden)	
SIGEOM	Rock	S6	Mudrock	MB96-28
SIGEOM	Rock	S6E	Mudshale	MB96-28
SIGEOM	Rock	S6F	Mudslate	MB96-28
SIGEOM	Rock	S6D	Mudstone	MB96-28
SIGEOM	Rock	S7E	Mudstone	MB96-28
SIGEOM	Rock	V3GM	Mugéargite	MB96-28
SIGEOM	Rock	V4IN	Néphélinite	MB96-28
SIGEOM	Rock	I3J	Norite	MB96-28
SIGEOM	Rock	I3L	Norite à olivine	MB96-28
SIGEOM	Rock	I4E	Orthopyroxénite	MB96-28
SIGEOM	Rock	I4H	Orthopyroxénite à olivine	MB96-28
SIGEOM	Rock	S7G	Packstone	MB96-28
SIGEOM	Rock	V1BP	Pantellérite	MB96-28
SIGEOM	Rock	I1G	Pegmatite (granitique)	MB96-28
SIGEOM	Rock	I4I	Péridotite	MB96-28
SIGEOM	Rock	V2G	Phonolite	MB96-28
SIGEOM	Rock	V2GT	Phonolite téphritique	MB96-28
SIGEOM	Rock	V4H	Picrite	MB96-28
SIGEOM	Rock	V4G	Picrobasalte	MB96-28
SIGEOM	Rock	I4OP	Polzénite	MB96-28
SIGEOM	Rock	I4B	Pyroxénite	MB96-28
SIGEOM	Rock	I1J	Quartzolite (Silexite)	MB96-28
SIGEOM	Rock	V1C	Rhyodacite	MB96-28
SIGEOM	Rock	V1B	Rhyolite	MB96-28
SIGEOM	Rock	V1A	Rhyolite à feldspath alcalin	MB96-28
SIGEOM	Rock	V4M	Rock volcanique ultramafique à melilite	MB96-28
SIGEOM	Rock	S7K	Rudstone	MB96-28
SIGEOM	Rock	I4OS	Sannaite	MB96-28
SIGEOM	Rock	S	Sédiments	MB96-28
SIGEOM	Rock	I4N	Serpentinite	MB96-28
SIGEOM	Rock	V3GS	Shoshonite	MB96-28
SIGEOM	Rock	S6B	Siltshale	MB96-28
SIGEOM	Rock	S6C	Siltslate	MB96-28
SIGEOM	Rock	S6A	Siltsone	MB96-28
SIGEOM	Rock	I3OS	Spessartite	MB96-28
SIGEOM	Rock	S2B	SubArkose	MB96-28
SIGEOM	Rock	S2F	Sublitharénite	MB96-28
SIGEOM	Rock	S12E	Sulfate	MB96-28
SIGEOM	Rock	F1	Sulfures Massifs	MB96-28
SIGEOM	Rock	F2	Sulfures semi-Massifs	MB96-28
SIGEOM	Rock	I2D	Syénite	MB96-28
SIGEOM	Rock	I2B	Syénite à feldspath alcalin	MB96-28
SIGEOM	Rock	I2N	Syénite à hyperstène	MB96-28
SIGEOM	Rock	I2DR	Syénite foidifère	MB96-28
SIGEOM	Rock	I2BR	Syénite foidifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I2DF	Syénite foidique	MB96-28
SIGEOM	Rock	I2C	Syénite quartzifère	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I2A	Syénite quartzifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I2M	Syénite quartzifère à feldspath alcalin avec hyperstène	MB96-28
SIGEOM	Rock	I1L	Syéno-granite	MB96-28
SIGEOM	Rock	I1Q	Syéno-granite à hyperstène	MB96-28
SIGEOM	Rock	S12B	Sylvite	MB96-28
SIGEOM	Rock	V3I	Téphrite	MB96-28
SIGEOM	Rock	V3IP	Téphryte phonolitique	MB96-28
SIGEOM	Rock	S4J	Tillite	MB96-28
SIGEOM	Rock	I1D	Tonalite	MB96-28
SIGEOM	Rock	V2F	Trachyandésite	MB96-28
SIGEOM	Rock	V3G	Trachyandésite basaltique	MB96-28
SIGEOM	Rock	V3D	Trachybasalte	MB96-28
SIGEOM	Rock	V3DK	Trachybasalte potassique	MB96-28
SIGEOM	Rock	V1E	Trachydacite	MB96-28
SIGEOM	Rock	V2D	Trachyte	MB96-28
SIGEOM	Rock	V2B	Trachyte à feldspath alcalin	MB96-28
SIGEOM	Rock	V2DC	Trachyte commenditique	MB96-28
SIGEOM	Rock	V2DR	Trachyte foidifère	MB96-28
SIGEOM	Rock	V2BR	Trachyte foidifère à feldspath alcalin	MB96-28
SIGEOM	Rock	V2DP	Trachyte pantellétique	MB96-28
SIGEOM	Rock	V2C	Trachyte quartzifère	MB96-28
SIGEOM	Rock	V2A	Trachyte quartzifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I3N	Troctolite	MB96-28
SIGEOM	Rock	I1E	Trondhjémite	MB96-28
SIGEOM	Rock	I3OV	Vogesite	MB96-28
SIGEOM	Rock	V	Volcanite	
SIGEOM	Rock	V1	Volcanite felsique	MB96-28
SIGEOM	Rock	V2	Volcanite Intermédiaire	MB96-28
SIGEOM	Rock	V3	Volcanite mafique	MB96-28
SIGEOM	Rock	V4	Volcanite ultramafique	MB96-28
SIGEOM	Rock	S3	Wacke	MB96-28
SIGEOM	Rock	S3C	Wacke Arkosique	MB96-28
SIGEOM	Rock	S3D	Wacke Feldspathique	MB96-28
SIGEOM	Rock	S3E	Wacke Lithique	MB96-28
SIGEOM	Rock	S3A	Wacke Quartzitique	MB96-28
SIGEOM	Rock	S7F	Wackestone	MB96-28
SIGEOM	Rock	I4D	Websterite	MB96-28
SIGEOM	Rock	I4G	Websterite à olivine	MB96-28
SIGEOM	Rock	I4J	Wehrlite	MB96-28
SIGEOM	Metamorphic Rock	M23	Agmatite	MB96-28
SIGEOM	Metamorphic Rock	M16	Amphibolite	MB96-28
SIGEOM	Metamorphic Rock	M26	Brèche Tectonique	MB96-28
SIGEOM	Metamorphic Rock	M24	Cataclastite	MB96-28
SIGEOM	Metamorphic Rock	M18	Cornéenne	MB96-28
SIGEOM	Metamorphic Rock	M31	Coticule	MB96-28
SIGEOM	Metamorphic Rock	M21	Diatexite	MB96-28
SIGEOM	Metamorphic Rock	M17	Éclogite	MB96-28
SIGEOM	Metamorphic Rock	M1	Gneiss	MB96-28
SIGEOM	Metamorphic Rock	T3A	Gneiss droit («straight gneiss»)	MB96-28
SIGEOM	Metamorphic Rock	M6	Gneiss granitique	MB96-28
SIGEOM	Metamorphic Rock	T3D	Gneiss irrégulier	MB96-28
SIGEOM	Metamorphic Rock	T3B	Gneiss porphyroclastique	MB96-28
SIGEOM	Metamorphic Rock	M5	Gneiss Quartzofeldspathique	MB96-28
SIGEOM	Metamorphic Rock	T3C	Gneiss régulier	MB96-28
SIGEOM	Metamorphic Rock	M2	Gneiss Rubané	MB96-28
SIGEOM	Metamorphic Rock	M21A	Granite d'Anatexie	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Metamorphic Rock	M7	Granulite	MB96-28
SIGEOM	Metamorphic Rock	M13	Marbre	MB96-28
SIGEOM	Metamorphic Rock	M20	Métatexite	MB96-28
SIGEOM	Metamorphic Rock	M22	Migmatite	MB96-28
SIGEOM	Metamorphic Rock	M25	Mylonite	MB96-28
SIGEOM	Metamorphic Rock	M3	Orthogneiss	MB96-28
SIGEOM	Metamorphic Rock	M9	Orthoschiste	MB96-28
SIGEOM	Metamorphic Rock	M4	Paragneiss	MB96-28
SIGEOM	Metamorphic Rock	M10	Paraschiste	MB96-28
SIGEOM	Metamorphic Rock	M11	Phyllade	MB96-28
SIGEOM	Metamorphic Rock	M12	Quartzite	MB96-28
SIGEOM	Metamorphic Rock	M14	Rock Calco-Silicatée	MB96-28
SIGEOM	Metamorphic Rock	M15	Rock Métasomatique (Skarn)	MB96-28
SIGEOM	Metamorphic Rock	M8	Schiste	MB96-28
SIGEOM	Metamorphic Rock	M30	Tourmalinite	MB96-28
SIGEOM	Tectonic Rock	T2E	Blastomylonite	MB96-28
SIGEOM	Tectonic Rock	T1A	Brèche de Faille	MB96-28
SIGEOM	Tectonic Rock	T1F	Brèche d'Impact	MB96-28
SIGEOM	Tectonic Rock	T4	Brèche tectonique	MB96-28
SIGEOM	Tectonic Rock	T4B	Brèche tectonique à matrice de marbre	MB96-28
SIGEOM	Tectonic Rock	T1	Cataclastite	MB96-28
SIGEOM	Tectonic Rock	T1C	Gouge de faille	MB96-28
SIGEOM	Tectonic Rock	T1G	Impactite	MB96-28
SIGEOM	Tectonic Rock	T4A	Mélange tectonique	MB96-28
SIGEOM	Tectonic Rock	T1B	Microbrèche de Faille	MB96-28
SIGEOM	Tectonic Rock	T1E	Mylolisthénite	MB96-28
SIGEOM	Tectonic Rock	T2	Mylonite	MB96-28
SIGEOM	Tectonic Rock	T2B	Orthomylonite	MB96-28
SIGEOM	Tectonic Rock	T2D	Phyllonite	MB96-28
SIGEOM	Tectonic Rock	T2A	Protomylonite	MB96-28
SIGEOM	Tectonic Rock	T1D	Pseudotachylite	MB96-28
SIGEOM	Tectonic Rock	T2C	Ultramylonite	MB96-28
VIA	Structure	APL	Axe de Pli	
VIA	Structure	DIA	Diaclase, Joint, Fracture	
VIA	Structure	DYK	Dyke	
VIA	Structure	FAI	Faille, Cisaillement	
VIA	Structure	FOL	Foliation	
VIA	Structure	LAM	Lamination, Rubannement, Flow banding	
VIA	Structure	LIN	Linéation	
VIA	Structure	LIT	Litage, Bedding, S0, Stratification	
VIA	Structure	PAX	Plan Axial	
VIA	Structure	SCH	Schistosité, Gneissosité, SP, S1, S2, S3	
VIA	Structure	SGL	Strie Glaciaire	
VIA	Structure	VEI	Veine	
SIGEOM	Structure	L	Axe de mullion	PRO2000-08
SIGEOM	Structure	B	Axe de boudin	PRO2000-08
SIGEOM	Structure	J	Axe de joint en colonne	PRO2000-08
VIA	Structure	AP	Axe de pli	
SIGEOM	Structure	Q	Axe de stylolithe	PRO2000-08
SIGEOM	Structure	E	Axe d'étirement	PRO2000-08
SIGEOM	Structure	A	Axe d'étirement d'objet déformé	PRO2000-08
SIGEOM	Structure	Y	Axe d'étirement plaquage minéral	PRO2000-08
SIGEOM	Structure	M	Axe Minérale primaire (magmatique)	PRO2000-08
SIGEOM	Structure	N	Axe Minérale secondaire (tectonométamorphique)	PRO2000-08
VIA	Structure	LE	Linéation d'étirement	
SIGEOM	Structure	L1	Linéation d'intersection	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Structure	L2	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L3	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L4	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L	Linéation Indéterminée	PRO2000-08
VIA	Structure	LM	Linéation minérale	
SIGEOM	Structure	F	Strie de faille	PRO2000-08
VIA	Structure	SG	Strie glaciaire	
SIGEOM	Structure	T	Strie intercouche	PRO2000-08
VIA	Structure	CC	Clivage de crénulation	
VIA	Structure	DY	Dyke	
VIA	Structure	FA	Faille	
VIA	Structure	FR	Fracture	
VIA	Structure	LI	Litage	
VIA	Structure	PA	Plan axial	
VIA	Structure	S1	Schistosité S1	
VIA	Structure	S2	Schistosité S2	
VIA	Structure	S3	Schistosité S3	
VIA	Structure	VN	Veine	
VIA	Structure	ZC	Zone de cisaillement	
SIGEOM	Texture	AC	Aciculaire	PRO2000-08
SIGEOM	Texture	AD	Adcumulat	PRO2000-08
SIGEOM	Texture	AA	Affleurement caractérisé par le plissement	PRO2000-08
SIGEOM	Texture	AT	Agmatitique	PRO2000-08
SIGEOM	Texture	AL	Alaskitique	PRO2000-08
SIGEOM	Texture	AE	Altéré	PRO2000-08
SIGEOM	Texture	AO	Amas arrondis (globulaires)	PRO2000-08
SIGEOM	Texture	AB	Amiboïdal(e)	PRO2000-08
SIGEOM	Texture	AM	Amygdalaire	PRO2000-08
SIGEOM	Texture	AM	Amygdalaire	PRO2000-08
SIGEOM	Texture	AN	Anastomosé	PRO2000-08
SIGEOM	Texture	AR	Antirapakivi	PRO2000-08
SIGEOM	Texture	AP	Aphanitique	PRO2000-08
SIGEOM	Texture	AY	Apophyse (en)	PRO2000-08
SIGEOM	Texture	AS	Arborescent	PRO2000-08
SIGEOM	Texture	AU	Autoclastique	PRO2000-08
SIGEOM	Texture	XX	Autres	PRO2000-08
SIGEOM	Texture	BA	Bancs (en)	PRO2000-08
SIGEOM	Texture	BM	Bandes de cimentation	PRO2000-08
SIGEOM	Texture	BS	Basal(e)	PRO2000-08
SIGEOM	Texture	BE	Birds eyes	PRO2000-08
SIGEOM	Texture	BI	Biseau	PRO2000-08
SIGEOM	Texture	BL	Blocs (à)	PRO2000-08
SIGEOM	Texture	BU	Bordure / limite de coulée	PRO2000-08
SIGEOM	Texture	BV	Botryoïdal	PRO2000-08
SIGEOM	Texture	BO	Boudinage	PRO2000-08
SIGEOM	Texture	BC	Brèche à coussins ordinaires isolés	PRO2000-08
SIGEOM	Texture	BG	Brèche à coussins peu serrés	PRO2000-08
SIGEOM	Texture	BF	Brèche à méga-coussins isolés	PRO2000-08
SIGEOM	Texture	BB	Brèche à mini-coussins isolés	PRO2000-08
SIGEOM	Texture	BQ	Brèche de coulée / Brèche de lave	PRO2000-08
SIGEOM	Texture	BH	Brèche de coussins désagrégés / brisés	PRO2000-08
SIGEOM	Texture	BK	Brèche de coussins fragmentés	PRO2000-08
SIGEOM	Texture	BN	Brèche d'intrusion	PRO2000-08
SIGEOM	Texture	BP	Brèche pyroclastique	PRO2000-08
SIGEOM	Texture	BT	Brèche tectonique	PRO2000-08
SIGEOM	Texture	BR	Bréchique / Brèche	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	BY	Broyage	PRO2000-08
SIGEOM	Texture	CA	Cailloux 4-64 mm	PRO2000-08
SIGEOM	Texture	PK	Cailloux alignés «pebble stringers»	PRO2000-08
SIGEOM	Texture	CN	Cannelure	PRO2000-08
SIGEOM	Texture	CQ	Cataclastique	PRO2000-08
SIGEOM	Texture	CE	Cendre (à)	PRO2000-08
SIGEOM	Texture	VP	Centre volcanique/ faciès proximal	PRO2000-08
SIGEOM	Texture	DN	Cheminée d'alimentation (dyke nourricier)	PRO2000-08
SIGEOM	Texture	CV	Cheminée volcanique	PRO2000-08
SIGEOM	Texture	CH	Chenal	PRO2000-08
SIGEOM	Texture	CD	Chenal d'érosion (à)	PRO2000-08
SIGEOM	Texture	CG	Chenalisé	PRO2000-08
SIGEOM	Texture	CS	Cisaillé(e)	PRO2000-08
VIA	Texture	CIS	Cisaillement	
SIGEOM	Texture	JC	Columnaire/ (joints en colonnes)	PRO2000-08
SIGEOM	Texture	CB	Convolutions (à)	PRO2000-08
SIGEOM	Texture	KO	Coronitique	PRO2000-08
SIGEOM	Texture	NM	Coulé massive à noyaux saussuritisés	PRO2000-08
SIGEOM	Texture	CL	Coulée	PRO2000-08
SIGEOM	Texture	NC	Coulée coussinée à noyaux saussuritisés	PRO2000-08
SIGEOM	Texture	FZ	Coulée fragmentée	PRO2000-08
SIGEOM	Texture	CK	Coulée massive	PRO2000-08
SIGEOM	Texture	CZ	Coulée massive à surface coussinée	PRO2000-08
SIGEOM	Texture	CW	Coulée massive grenue et/ou partie basale grenue de coulée	PRO2000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PRO2000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PRO2000-08
SIGEOM	Texture	XP	Coussins allongés	PRO2000-08
SIGEOM	Texture	FP	Coussins aplatis	PRO2000-08
SIGEOM	Texture	MD	Coussins en molaire	PRO2000-08
SIGEOM	Texture	CF	Coussins fragmentés	PRO2000-08
SIGEOM	Texture	CI	Coussins isolés	PRO2000-08
SIGEOM	Texture	CJ	Coussins jointifs	PRO2000-08
SIGEOM	Texture	CT	Crescumulat	PRO2000-08
SIGEOM	Texture	CR	Cristalloblastique	PRO2000-08
SIGEOM	Texture	CX	Cristaux (en)	PRO2000-08
SIGEOM	Texture	CP	Cryptalguaire	PRO2000-08
SIGEOM	Texture	CU	Cumulat (à)	PRO2000-08
SIGEOM	Texture	CM	Cumulite	PRO2000-08
SIGEOM	Texture	DS	Cupules («dish structure»)	PRO2000-08
SIGEOM	Texture	CY	Cyclique(Cyclicité)	PRO2000-08
SIGEOM	Texture	DG	Désagrégés / brisés	PRO2000-08
SIGEOM	Texture	DQ	Diabasique	PRO2000-08
SIGEOM	Texture	DB	Diablastique	PRO2000-08
SIGEOM	Texture	DC	Diaclasé	PRO2000-08
SIGEOM	Texture	DR	Direction de courant	PRO2000-08
SIGEOM	Texture	DE	Direction d'écoulement de coulés	PRO2000-08
SIGEOM	Texture	DD	Discordance	PRO2000-08
SIGEOM	Texture	DK	Drusique	PRO2000-08
SIGEOM	Texture	DU	Dunes	PRO2000-08
SIGEOM	Texture	DW	Durchbewegung	PRO2000-08
SIGEOM	Texture	SB	Échappement (structure d')	PRO2000-08
SIGEOM	Texture	ED	Écharde	PRO2000-08
SIGEOM	Texture	EO	Écoulement (structure d')	PRO2000-08
SIGEOM	Texture	EF	Effondrement (structure d')	PRO2000-08
SIGEOM	Texture	EL	Empreinte de cannelures	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	EC	Empreinte de charge (« load cast»)	PRO2000-08
SIGEOM	Texture	EI	Empreinte d'impact	PRO2000-08
SIGEOM	Texture	EE	En échelon	PRO2000-08
SIGEOM	Texture	ES	En festons	PRO2000-08
SIGEOM	Texture	EN	Enclave	PRO2000-08
SIGEOM	Texture	EM	Encroûtement («crustification»)	PRO2000-08
SIGEOM	Texture	EP	Épiclastique	PRO2000-08
SIGEOM	Texture	EQ	Équigranulaire	PRO2000-08
SIGEOM	Texture	ER	Excroissances	PRO2000-08
SIGEOM	Texture	EX	Extrusif (ve)	PRO2000-08
SIGEOM	Texture	FJ	Faille intra-formationnelle	PRO2000-08
SIGEOM	Texture	FV	Faille synvolcanique	PRO2000-08
SIGEOM	Texture	FD	Fente de dessication	PRO2000-08
SIGEOM	Texture	FM	Fente de refroidissement	PRO2000-08
SIGEOM	Texture	FI	Fibreux (se)	PRO2000-08
SIGEOM	Texture	FB	Fibroblastique	PRO2000-08
SIGEOM	Texture	FS	Filandré « Flaser »	PRO2000-08
SIGEOM	Texture	FH	Filons-couches cogénitiques (synvolcaniques)	PRO2000-08
SIGEOM	Texture	FE	Flammes	PRO2000-08
SIGEOM	Texture	FL	Flué, par fluage - fluidal	PRO2000-08
SIGEOM	Texture	FL	Fluidal(e) (à structure)	PRO2000-08
SIGEOM	Texture	FT	Flûte («flutecast»)	PRO2000-08
SIGEOM	Texture	FX	Flûte déformée par surcharge	PRO2000-08
SIGEOM	Texture	FO	Folié(e)	PRO2000-08
SIGEOM	Texture	FF	Fossilifère	PRO2000-08
SIGEOM	Texture	FA	Fracturé(e)	PRO2000-08
SIGEOM	Texture	FC	Fractures radiales dans les coussins	PRO2000-08
SIGEOM	Texture	FG	Fragmenté	PRO2000-08
SIGEOM	Texture	FW	Fragments allongés «monomictes»/monogéniques	PRO2000-08
SIGEOM	Texture	FU	Fragments allongés «polymictic»/polygéniques	PRO2000-08
SIGEOM	Texture	FQ	Fragments aplatis «monomictic»/monogénique	PRO2000-08
SIGEOM	Texture	FK	Fragments aplatis «polymictic»/polygénique	PRO2000-08
SIGEOM	Texture	FR	Frites («pencil structure») (en crayon)	PRO2000-08
SIGEOM	Texture	GA	Galets (à)(64-256 mm)	PRO2000-08
SIGEOM	Texture	GE	Géode	PRO2000-08
SIGEOM	Texture	GB	Gloméroblastique	PRO2000-08
SIGEOM	Texture	GC	Gloméroclastique	PRO2000-08
SIGEOM	Texture	GX	Glomérocristallin(e)	PRO2000-08
SIGEOM	Texture	GH	Gloméroporphyrique	PRO2000-08
SIGEOM	Texture	NR	Gneiss à crayons	PRO2000-08
SIGEOM	Texture	GD	Gneiss droit («straight gneiss»)	PRO2000-08
SIGEOM	Texture	GS	Gneissique	PRO2000-08
SIGEOM	Texture	GW	Gradation densimétrique	PRO2000-08
SIGEOM	Texture	VG	Gradation granulométrique	PRO2000-08
SIGEOM	Texture	GF	Grains fins (à) < 1mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GG	Grains grossiers (à) >5 mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GM	Grains moyens (à) 1-5 mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GT	Grains très fins	PRO2000-08
SIGEOM	Texture	GO	Grains très grossiers	PRO2000-08
SIGEOM	Texture	GR	Granoblastique	PRO2000-08
SIGEOM	Texture	GI	Granoclassement inverse	PRO2000-08
SIGEOM	Texture	GJ	Granoclassement inverse suivi de normal	PRO2000-08
SIGEOM	Texture	GN	Granoclassement normal	PRO2000-08
SIGEOM	Texture	GK	Granoclassement normal suivi d'inverse	PRO2000-08
SIGEOM	Texture	GQ	Granoclastique	PRO2000-08
SIGEOM	Texture	GY	Granophyrique	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	GU	Granules (à) (2-4 mm)	PRO2000-08
SIGEOM	Texture	GP	Graphique	PRO2000-08
SIGEOM	Texture	GV	Griffon	PRO2000-08
SIGEOM	Texture	HA	Harrisitic	PRO2000-08
SIGEOM	Texture	HE	Hélicitique	PRO2000-08
SIGEOM	Texture	HU	Hétéradcumulat	PRO2000-08
SIGEOM	Texture	HB	Hétéroblastique	PRO2000-08
SIGEOM	Texture	HK	Hétérogène	PRO2000-08
SIGEOM	Texture	HG	Hétérogranulaire	PRO2000-08
SIGEOM	Texture	HC	Holocristallin(e)	PRO2000-08
SIGEOM	Texture	HH	Holohyalin(e)	PRO2000-08
SIGEOM	Texture	HL	Hololeucocrate	PRO2000-08
SIGEOM	Texture	HM	Holomélanocrate	PRO2000-08
SIGEOM	Texture	HQ	Homéoblastique	PRO2000-08
SIGEOM	Texture	HJ	Homogène	PRO2000-08
SIGEOM	Texture	HT	Homotactique	PRO2000-08
SIGEOM	Texture	HY	Hyaloclastites	PRO2000-08
SIGEOM	Texture	HR	Hyaloclastites remaniées	PRO2000-08
SIGEOM	Texture	HP	Hyalopilitique	PRO2000-08
SIGEOM	Texture	TH	Hyalotuf	PRO2000-08
SIGEOM	Texture	HD	Hypidiomorphe	PRO2000-08
SIGEOM	Texture	HX	Hypocristallin(e)	PRO2000-08
SIGEOM	Texture	IM	Imbrication de cailloux, blocs	PRO2000-08
SIGEOM	Texture	IP	Imprégnation	PRO2000-08
SIGEOM	Texture	IS	Intersertale	PRO2000-08
SIGEOM	Texture	IT	Intraclastes (à)	PRO2000-08
SIGEOM	Texture	IR	Intraformationnel(le)	PRO2000-08
SIGEOM	Texture	IU	Intrusif(ve) / injection	PRO2000-08
SIGEOM	Texture	IC	Iridescence	PRO2000-08
SIGEOM	Texture	IL	Isolés	PRO2000-08
SIGEOM	Texture	JC	Joints en colonnes	PRO2000-08
SIGEOM	Texture	KR	Karstique	PRO2000-08
SIGEOM	Texture	LU	Labradorescence	PRO2000-08
SIGEOM	Texture	LA	Laminaire (laminé)	PRO2000-08
SIGEOM	Texture	LC	Laminations convolutées	PRO2000-08
SIGEOM	Texture	CP	Laminations cryptalgaires	PRO2000-08
SIGEOM	Texture	LQ	Laminations obliques	PRO2000-08
SIGEOM	Texture	LO	Laminations ondulantes	PRO2000-08
SIGEOM	Texture	LL	Laminations ondulantes lenticulaires	PRO2000-08
SIGEOM	Texture	LP	Laminations parallèles	PRO2000-08
SIGEOM	Texture	LI	Lapilli (à)	PRO2000-08
SIGEOM	Texture	TO	Lapillistone	PRO2000-08
SIGEOM	Texture	LT	Lattes (en)	PRO2000-08
SIGEOM	Texture	LV	Lave / coulée de lave	PRO2000-08
SIGEOM	Texture	LK	Lave en blocs	PRO2000-08
SIGEOM	Texture	LF	Lépidoblastique	PRO2000-08
SIGEOM	Texture	LX	Leucocrate	PRO2000-08
SIGEOM	Texture	LS	Leucosome	PRO2000-08
SIGEOM	Texture	SA	Lité(e), stratifié(e)	PRO2000-08
SIGEOM	Texture	AG	Lits amalgamés	PRO2000-08
SIGEOM	Texture	LN	Lits d'épaisseur moyenne (10 à 25 cm)	PRO2000-08
SIGEOM	Texture	LG	Lits épais (>25 cm)	PRO2000-08
SIGEOM	Texture	LD	Lits lenticulaires	PRO2000-08
SIGEOM	Texture	LM	Lits minces (1-10 cm)	PRO2000-08
SIGEOM	Texture	LB	Lobe	PRO2000-08
SIGEOM	Texture	MC	Mégacoussins (à)	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	MP	Mégaporphyrique	PRO2000-08
SIGEOM	Texture	MX	Mélanocrate	PRO2000-08
SIGEOM	Texture	MS	Mélanosome	PRO2000-08
SIGEOM	Texture	MK	Mésocrate	PRO2000-08
SIGEOM	Texture	MF	Mésocumulat	PRO2000-08
SIGEOM	Texture	ME	Métamorphisé	PRO2000-08
SIGEOM	Texture	ML	Miarolitique	PRO2000-08
SIGEOM	Texture	MT	Micritique	PRO2000-08
SIGEOM	Texture	MB	Microbrèche	PRO2000-08
SIGEOM	Texture	MI	Microlitique	PRO2000-08
SIGEOM	Texture	MR	Microporphyrique	PRO2000-08
SIGEOM	Texture	MU	Minicoussins (à)	PRO2000-08
SIGEOM	Texture	MZ	Mobilisat	PRO2000-08
SIGEOM	Texture	MM	Monogénique «Monomictic»	PRO2000-08
SIGEOM	Texture	MO	Mosaïque	PRO2000-08
SIGEOM	Texture	MN	Mylonitique	PRO2000-08
SIGEOM	Texture	MY	Myrmékitique	PRO2000-08
SIGEOM	Texture	NB	Nébulitique	PRO2000-08
SIGEOM	Texture	NE	Nématoblastique	PRO2000-08
SIGEOM	Texture	NS	Néosome	PRO2000-08
SIGEOM	Texture	NY	Noyaux	PRO2000-08
SIGEOM	Texture	OC	Ocellaire	PRO2000-08
SIGEOM	Texture	OE	Oeillé(e)	PRO2000-08
SIGEOM	Texture	OI	Oliïkocryst (à)	PRO2000-08
SIGEOM	Texture	OO	Oolitique	PRO2000-08
SIGEOM	Texture	OP	Ophitique	PRO2000-08
SIGEOM	Texture	OR	Orbiculaire	PRO2000-08
SIGEOM	Texture	OU	Orthocumulat	PRO2000-08
SIGEOM	Texture	PS	Paléosome	PRO2000-08
SIGEOM	Texture	PE	Paléosurface d'érosion	PRO2000-08
SIGEOM	Texture	PA	Panidiomorphe	PRO2000-08
SIGEOM	Texture	PV	Patron d'interférence	PRO2000-08
SIGEOM	Texture	PG	Pegmatitique	PRO2000-08
SIGEOM	Texture	PL	Pellets (à)	PRO2000-08
SIGEOM	Texture	PD	Péloïdes	PRO2000-08
SIGEOM	Texture	PT	Perlitique	PRO2000-08
SIGEOM	Texture	LR	Peu serrés (loosely packed)	PRO2000-08
SIGEOM	Texture	PH	Phanéritique	PRO2000-08
SIGEOM	Texture	PI	Phénocristique	PRO2000-08
SIGEOM	Texture	PZ	Plis ptygmatiques	PRO2000-08
SIGEOM	Texture	PU	Plutonique	PRO2000-08
SIGEOM	Texture	PC	Poecilitique	PRO2000-08
SIGEOM	Texture	PB	Poeciloblastique	PRO2000-08
SIGEOM	Texture	PM	Polygénique /«polymictic»	PRO2000-08
SIGEOM	Texture	PN	Ponce	PRO2000-08
SIGEOM	Texture	PP	Porphyre	PRO2000-08
SIGEOM	Texture	PO	Porphyrique	PRO2000-08
SIGEOM	Texture	PQ	Porphyroblastique	PRO2000-08
SIGEOM	Texture	PJ	Porphyroclastique	PRO2000-08
SIGEOM	Texture	PX	Prismatique	PRO2000-08
SIGEOM	Texture	PF	Protoclastique	PRO2000-08
SIGEOM	Texture	PR	Pyroclastique	PRO2000-08
SIGEOM	Texture	RO	Radeaux (en)	PRO2000-08
SIGEOM	Texture	RK	Rapakivique	PRO2000-08
SIGEOM	Texture	RG	Régolite	PRO2000-08
SIGEOM	Texture	RN	Remanié(e)	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	RL	Remplacement	PRO2000-08
SIGEOM	Texture	RF	Réniforme	PRO2000-08
SIGEOM	Texture	RE	Réticulé(e)	PRO2000-08
SIGEOM	Texture	RC	Rides de courant	PRO2000-08
SIGEOM	Texture	RP	Rides de plage	PRO2000-08
SIGEOM	Texture	RM	Rill mark(s)	PRO2000-08
SIGEOM	Texture	RI	Rip-up clast(s)	PRO2000-08
SIGEOM	Texture	RQ	Ruban de quartz	PRO2000-08
SIGEOM	Texture	RU	Rubané(e)	PRO2000-08
SIGEOM	Texture	RA	Rubanement concentrique	PRO2000-08
SIGEOM	Texture	LJ	Rubanement de diffusion («Liesegang rings»)	PRO2000-08
SIGEOM	Texture	RS	Rubanement symétrique	PRO2000-08
SIGEOM	Texture	RT	Rubanement tectonique	PRO2000-08
SIGEOM	Texture	SD	Saccaroïdale (granoblastique)	PRO2000-08
SIGEOM	Texture	SC	Schisteux	PRO2000-08
SIGEOM	Texture	SH	Schlieren	PRO2000-08
SIGEOM	Texture	SR	Scoriacé(e)	PRO2000-08
SIGEOM	Texture	SV	shatter cone	PRO2000-08
SIGEOM	Texture	SL	Slump	PRO2000-08
SIGEOM	Texture	SM	Sommital(e)	PRO2000-08
SIGEOM	Texture	SP	Sphérolitique	PRO2000-08
SIGEOM	Texture	SX	Spinifex (à)	PRO2000-08
SIGEOM	Texture	SN	Stratifications / laminations obliques planaires	PRO2000-08
SIGEOM	Texture	SQ	Stratifications / laminations obliques tangentielles	PRO2000-08
SIGEOM	Texture	SF	Stratifications entrecroisées defosse	PRO2000-08
SIGEOM	Texture	ST	Stratifié(e) / stratiforme	PRO2000-08
SIGEOM	Texture	SG	Streaky mafiques en trait	PRO2000-08
SIGEOM	Texture	SI	Strie	PRO2000-08
SIGEOM	Texture	SK	Stromatic	PRO2000-08
SIGEOM	Texture	SU	Stromatolitique	PRO2000-08
SIGEOM	Texture	DW	Structure «durchbewegung »	PRO2000-08
SIGEOM	Texture	ET	Structure de percement («piercement»)	PRO2000-08
SIGEOM	Texture	PW	Structure en peigne («comb»)	PRO2000-08
SIGEOM	Texture	SY	Stylolites	PRO2000-08
SIGEOM	Texture	SO	Subophitique	PRO2000-08
SIGEOM	Texture	SE	Surface d'érosion	PRO2000-08
SIGEOM	Texture	TA	Tabulaire	PRO2000-08
SIGEOM	Texture	TT	Talus (de)	PRO2000-08
SIGEOM	Texture	TE	Tectonique	PRO2000-08
SIGEOM	Texture	YH	Tectonique hétéroclastique	PRO2000-08
SIGEOM	Texture	YL	Tectonite en L	PRO2000-08
SIGEOM	Texture	YS	Tectonite en L/S	PRO2000-08
SIGEOM	Texture	YZ	Tectonite en S	PRO2000-08
SIGEOM	Texture	YM	Tectonite homoclastique	PRO2000-08
SIGEOM	Texture	TF	*Tracesfossiles (trous de vers, etc.)*	PRO2000-08
SIGEOM	Texture	TR	Trachytique / trachytoïde	PRO2000-08
SIGEOM	Texture	TP	Trempe (de)	PRO2000-08
SIGEOM	Texture	TM	Tuf à blocs	PRO2000-08
SIGEOM	Texture	TZ	Tuf à blocs et tuf à lapilli	PRO2000-08
SIGEOM	Texture	TD	Tuf à cendre	PRO2000-08
SIGEOM	Texture	TX	Tuf à cristaux	PRO2000-08
SIGEOM	Texture	TL	Tuf à lapilli	PRO2000-08
SIGEOM	Texture	TY	Tuf à lapilli et tuf à blocs	PRO2000-08
SIGEOM	Texture	TC	Tuf cherteux	PRO2000-08
SIGEOM	Texture	TG	Tuf graphiteux	PRO2000-08
SIGEOM	Texture	TI	Tuf lithique	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	TS	Tuf soudé	PRO2000-08
SIGEOM	Texture	TU	Tufacé	PRO2000-08
SIGEOM	Texture	TB	Turbidite (voir guide des géofiches)	PRO2000-08
SIGEOM	Texture	VA	Variolitique	PRO2000-08
SIGEOM	Texture	VE	Vesiculaire	PRO2000-08
SIGEOM	Texture	VI	Vitreux(se)	PRO2000-08
SIGEOM	Texture	VO	Volcanique	PRO2000-08
SIGEOM	Texture	VC	Volcanoclastites	PRO2000-08
SIGEOM	Texture	XB	Xénoblastique	PRO2000-08
SIGEOM	Texture	XM	Xénomorphe	PRO2000-08
SIGEOM	Texture	ZS	Zone de cisaillement	PRO2000-08
SIGEOM	Texture	ZC	Zone de contact	PRO2000-08
SIGEOM	Texture	ZD	Zone de déformation	PRO2000-08
SIGEOM	Texture	ZF	Zone de faille	PRO2000-08
SIGEOM	Texture	ZM	Zone minéralisée	PRO2000-08
SIGEOM	Texture	ZR	Zone rouillée	PRO2000-08
SIGEOM	Texture	AI	Amas irréguliers, agrégats	PRO2000-08
SIGEOM	Texture	OL	Colloforme	PRO2000-08
SIGEOM	Texture	CC	Concrétion(s) nodules	PRO2000-08
SIGEOM	Texture	DT	Dendritique	PRO2000-08
SIGEOM	Texture	DI	Disséminé	PRO2000-08
SIGEOM	Texture	FN	Filonien	PRO2000-08
SIGEOM	Texture	RB	Framboïdal	PRO2000-08
SIGEOM	Texture	ID	Idiomorphe	PRO2000-08
SIGEOM	Texture	IG	Intergranulaire	PRO2000-08
SIGEOM	Texture	LE	Lenticulaire	PRO2000-08
SIGEOM	Texture	MA	Massif(ve)	PRO2000-08
SIGEOM	Texture	NO	Nodulaire	PRO2000-08
VIA	Texture	SSM	Semi-Massif	
SIGEOM	Texture	SW	Stockwerk	PRO2000-08
SIGEOM	Texture	SJ	Stratoïde («stratabound»)	PRO2000-08
SIGEOM	Texture	SS	Stringer	PRO2000-08
SIGEOM	Texture	PY	Structure en cocarde (crustification , «cockade»)	PRO2000-08
VIA	Texture	VN	Veine	

Appendix 2:	Claim List
Appendix 3:	Assay Certificates
Appendix 4:	Dillhole Logs
Appendix 5:	QC-QA Coulon Drilling Program
Appendix 6:	Standard Certificates CDN-SE1 and CDN-SE2

AVAILABLE ON DEMAND AT

VIRGINIA MINES INC.

1 (800) 476-1853
Or
1 (418) 694-9832

mines@virginia.qc.ca